Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of

November 25, 2016,

by and among

ROCHE CAROLINA INC.,

ROCHE HOLDINGS, INC.,

DPI NEWCO LLC,

and

PATHEON HOLDINGS I, B.V., solely for the purposes of Article XII

Table of Contents

i

EXHIBITS
Exhibit A	Capital Expenditure Budget

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT is made as of November 25, 2016, by and among Roche Carolina Inc., a South Carolina corporation (the “Company”), Roche Holdings, Inc., a Delaware corporation (“Seller”), DPI Newco LLC, a Delaware limited liability company (“Buyer”), and, solely for the purposes of Article XII, Patheon Holdings I, B.V., a Dutch besloten vennootschap (“Parent”).

WHEREAS, Seller owns all of the issued and outstanding shares of the capital stock of the Company; and

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the issued and outstanding shares of capital stock of the Company (the “Shares”).

In consideration of the covenants and agreements contained herein, Seller and Buyer, each intending to be legally bound hereby, agree as set forth below.

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1     Definitions.  As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Actions or Proceedings” means any claim, action, suit, proceeding, litigation, arbitration or other legal or administrative proceeding before a Governmental Authority or arbitrator.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  Notwithstanding the foregoing, none of Chugai Pharmaceutical Co., Ltd. (at 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo, 103-8324, Japan), Foundation Medicine, Inc. (at 150 Second Street, Cambridge, MA 02141, USA), any other shareholder of Roche Holding Ltd. or any of their respective subsidiaries shall be considered an Affiliate of Seller or the Company.

“Agreement” means this Stock Purchase Agreement.

“Assumed Benefit Plan” means each Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that (i) is sponsored, maintained or contributed to by the Company as of the Closing Date, or (ii) Buyer or any of its Affiliates is required to assume under applicable Legal Requirements or any applicable Collective Bargaining Agreement; provided that no Seller Benefit Plan shall be deemed to be an Assumed Benefit Plan.

“Audited Financial Statements” means the audited income statement, balance sheet, cash flow statement and statement of changes in equity of the Company, as of and for the years ended December 31, 2015, 2014 and 2013 respectively, including the related notes thereto.

“Business” means the business carried out by the Company, including the business of manufacturing the Products, including manufacturing starting material, intermediate material and finished active pharmaceutical ingredients.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by Legal Requirements to close.

“Business Employee” means any individual who is employed by Seller or any of its Affiliates (including the Company) whose services are primarily related to the Business; provided that the individuals set forth on Schedule 1.1A shall not be deemed to be “Business Employees.”

“Buyer’s Fundamental Representations” means the representations and warranties contained in Sections 7.1, 7.2, 7.5 and 7.9.

“CapEx Payment” means $1,000,000.

“Cash” means all cash and cash equivalents and marketable securities (that are short term, highly liquid and readily convertible to known amounts of cash), net of outstanding (uncleared) checks or drafts, postdated checks and outgoing wire transfers and including deposits in transit.

“COBRA” means Code § 4980B and Title I, Part 6 of ERISA.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any labor agreement, collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization.

“Company’s Fundamental Representations” means the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3 (other than Section 4.3(d)) and Section 4.21.

“Company’s Knowledge” and any variations of the word “Knowledge” (including “Know” or “Known”) when used with respect to the Company or Seller means the actual knowledge as of the date hereof of Sven Hauptmann, Steve Muir, Michael Space, John Hinson, Adam Pinkert and Phil Adamson, after reasonable inquiry.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of September 19, 2015 between Buyer and an Affiliate of Seller.

“Contract” means any legally binding agreement, contract, commitment, lease, license, sublicense, instrument, undertaking or other arrangement, whether written or oral, to which the Company is a party or by which it is bound, excluding any Employee Benefit Plan or License.

“CordenPharma” means Corden Pharma Colorado, Inc.

“DEA” means the United States Drug Enforcement Administration.

“Disclosure Letter” means the Disclosure Letter delivered by Seller to Buyer concurrently with this Agreement.

“Dollars” and “$” means the lawful currency of the United States.

“Due Date” means the due date with respect to an applicable Tax Return (taking into account valid extensions).

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other plan, program or arrangement providing for severance or retention benefits, profit-sharing, bonuses, stock options, stock appreciation, stock purchase or other stock-related rights, incentive or deferred compensation, change-in-control benefits, paid time off benefits, health or medical benefits, dental benefits, employee assistance programs, disability benefits, post-employment or retirement benefits.

“Encumbrance” means any mortgage, deed of trust, pledge, security interest, easement, lien, charge, hypothecation, restriction on transfer, conditional sale or other title retention agreement, defect in title or other restriction of a similar kind.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or Release into the environment of, or exposure to, any Hazardous Substance, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any federal, state, local and foreign laws, regulations, ordinances, requirements of any Governmental Authority, and common law relating to pollution or protection of human health (as it relates to exposure to Hazardous Substances) or the environment (including ambient air, vapor, surface water, ground water, land surface or subsurface strata, and natural resources), including any such laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, any Hazardous Substance, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substance, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substance, (iv) endangered or threatened species of fish, wildlife and plant and natural resources, (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment, or (vi) emissions or control of greenhouse gases.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any organization or entity that is a member of a controlled group of organizations or entities within the meaning of Code § 414(b), (c), (m) or (o), of which the Company is a member.

“Escrow Agent” means J.P. Morgan Chase Bank, N.A., as escrow agent.

“Escrow Agreement” means an escrow agreement among Buyer, Seller and the Escrow Agent in a form reasonably agreed by the parties and the Escrow Agent prior to the Closing.

“FDA” means the United States Food and Drug Administration.

“FILOT Agreement” means (i) the Fee Agreement dated as of August 21, 2014 by and between Florence County, South Carolina and the Company, (ii) the Fee Agreement Effecting a Conversion of that Certain Lease Agreement dated as of December 21, 1995 dated as of August 21, 2014 between Florence County, South Carolina and the Company and (iii) the Fee Agreement dated as of December 15, 2003 between Florence County, South Carolina and the Company, as amended by the Amendment to the Fee Agreement dated as of September 28, 2006, between Florence County, South Carolina and the Company, the Agreement dated as of September 28, 2006 between Florence County, South Carolina and the Company and the Amendment to Fee Agreement dated as of August 21, 2014.

“Fraud” means common law fraud under the laws of the State of Delaware.

“GAAP” means generally accepted accounting principles in the United States.

“Good Clinical Practice” means the required standards, practices and procedures for designing, conducting, recording and reporting of clinical trials regulated by the FDA, which include 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320, 601, 812 and 814 and any foreign equivalent.

“Good Laboratory Practice” means the required standards, practices and procedures related to conducting nonclinical laboratory studies that support or are intended to support applications for research or marketing permits for biologics and other pharmaceutical materials regulated by the FDA, which include 21 C.F.R. Part 58 and any foreign equivalent.

“Good Manufacturing Practice” means the regulatory requirements for current good manufacturing practices of pharmaceutical products promulgated by the FDA under the U.S. Food, Drug and Cosmetic Act (21 U.S.C. 301 et seq.) and other FDA issuances and guidance and the Current Good Manufacturing Practices regulations of the United States Code of Federal Regulations Title 21 (21 CFR §§ 210-211) in relation to the production of pharmaceutical intermediates and active pharmaceutical ingredients and such standards of good manufacturing practice as are required by the applicable regulatory authorities of the European Union or other foreign Governmental Authority, if applicable, to the extent such standards are not less stringent than in the United States.

“Governing Documents” means, with respect to any Person that is not a natural person, the certificate or articles of incorporation, memorandum and articles of association, bylaws, operating agreements and other charter documents or organizational or governing documents of such Person.

“Governmental Authority” means any court, tribunal or government (federal, state, local, foreign, multi-national or provincial) or any political subdivision thereof, including any ministry, department, commission, board, bureau, agency or other regulatory, administrative or governmental authority or instrumentality, including any Health Authority, in the United States or any other country in which the Company engages in business.

“Hazardous Substance” means any chemical, pollutant, contaminant, waste, toxic or hazardous substance, material or waste, petroleum and petroleum product, derivative or waste, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paint or material, radon or any similar substances.

“Health Authorities” means the FDA, DEA, United States Department of Health and Human Services, United States Centers for Medicare and Medicaid Services and any government agency having similar authority, power or mandate as one of the aforementioned authorities, in any other jurisdictions where any Products are investigated, tested, manufactured, transported, promoted, marketed, advertised, imported, exported or distributed or sold.

“Healthcare Law” means any Legal Requirements governing the quality, identity, strength, purity, safety, efficacy, investigational use, development, record keeping, reporting, testing, approval, manufacturing, processing, packaging, labeling, storage, transportation, importation, exportation, distribution or promotion of any active pharmaceutical ingredients, molecules, biologics, combination products or biotechnology products including (i) the Federal Food, Drug, and Cosmetic Act; (ii) the Public Health Service Act; (iii) the Prescription Drug Marketing Act of 1987, (iv) all Legal Requirements similar to the foregoing within any other United States federal, state or local jurisdiction or foreign jurisdiction and (v) all binding rules and regulations promulgated pursuant to such Legal Requirements, including those requirements relating to Good Laboratory Practice, Good Clinical Practice, current Good Manufacturing Practice, record keeping, establishment registration or licensing, drug or biologic approval, adverse event reporting, filing of reports, protection of human subjects, or humane care and use of laboratory animals.

“IFRS” means the International Financial Reporting Standards, as in effect on the date or for the period with respect to which such principles are applied, without early adoption of any Standards with a later effective date.

“Inactive Employee” means each Business Employee who is, immediately prior to the Closing, on an approved leave of absence from Seller or any of its Affiliates (including the Company) due to short- or long-term disability or workers’ compensation, but not including any Business Employee who is not actively at work immediately prior to the Closing due to vacation, sick leave or any other approved short-term leave.

“Indebtedness” means any obligation of the Company (i) for borrowed money, (ii)

evidenced by a note, bond, debenture or similar instrument, (iii) under letters of credit, banker’s acceptances or similar credit transactions (in each case, solely to the extent drawn) or (iv) for any interest on any of the foregoing.  For the avoidance of doubt, “Indebtedness” shall not include any (x) obligation of the Company created or arising under any capital or operating lease or (y) intercompany balance between the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, which, in the case of clause (y), shall be satisfied or extinguished at or prior to the Closing.

“Indemnified Party” means a party seeking indemnification pursuant to Article XI.

“Indemnifying Party” means a party against whom indemnification is sought pursuant to Article XI.

“Intellectual Property” means all intellectual property rights arising under the laws of any jurisdiction of any kind or nature with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names, brand names, trade dress or any other indicia of origin, and all goodwill associated therewith (collectively, “Marks”); (ii) patents and rights in respect of utility models or industrial designs, whether patentable or not, (collectively, “Patents”); (iii) copyrights and copyrightable works and all moral rights thereto (collectively, “Copyrights”); (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, databases, technology, data and all other confidential or proprietary information, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any registered Copyrights or issued Patents that cover or protect any of the foregoing; (v) all other intellectual property or proprietary information not enumerated or described above; and (vi) all registrations and applications for any of the foregoing, and all reissues, reexaminations, provisionals, divisions, continuations, continuations-in-part, supplemental protections, renewals, extensions, restorations and reversions thereof.

“Inventory” means all finished goods, packaging, labeling, supplies, raw materials and bulk inventory with respect to the Products that are owned by the Company; provided that Inventory shall not include any materials with a storage location of “BLDR” in the Company’s SAP system.

“IRS” means the United States Internal Revenue Service.

“Legal Requirement” means any federal, state, local, municipal, provincial, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, rule, Order, statute or treaty, including laws, rules, codes and regulations of any Health Authority, in each case that is enacted, adopted or promulgated by a Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or known or unknown, including those arising under any Legal Requirement and those arising under any Contract or otherwise.

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, clearances, franchises and similar consents granted or issued by any applicable

Governmental Authority.

“Losses” means any and all liabilities, losses, damages, obligations, awards, fines, Taxes, fees, penalties, interest, costs and expenses (including reasonable attorneys’ fees and expenses, without duplication).

“Material Adverse Effect” means any change, effect, circumstance, occurrence, event, condition or state of facts (“Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company; provided that the Effects arising from (i) changes relating to applicable political or economic conditions or events, including changes, conditions or effects in the United States economy or any other economy in which the Company operates or securities or financial markets in general, (ii) conditions affecting the industry in which the Company operates, (iii) conditions caused by acts of terrorism (including cyber-attacks) or war (whether or not declared) or any natural or man-made disaster, (iv) changes in IFRS or changes in the regulatory accounting requirements applicable to the industry in which the Company operates, (v) changes in Legal Requirements generally affecting the industry in which the Company operates, (vi) the announcement or consummation of the transactions contemplated by this Agreement, including losses or threatened losses of, or any adverse change in the relationship with, employees or (vii) compliance by Seller with the terms of, or the taking of any action expressly contemplated or permitted by, this Agreement, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred or could reasonably be expected to occur; provided, however, that clauses (i), (ii), (iii), (iv) or (v) may be taken into account to the extent that such conditions have a materially disproportionate effect on the Company relative to other similarly situated participants in the industries in which the Company operates.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“Order” means any writ, judgment, decree, injunction, stipulation or similar order of any Governmental Authority, in each case whether preliminary or final.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith by adequate proceedings and for which there are adequate accruals or reserves on the Audited Financial Statements, (ii) Encumbrances of landlords and liens of carriers, warehousemen, mechanics, materialmen and repairmen and other similar liens arising in the ordinary course of business for sums not yet due and payable or that are being contested in good faith by adequate proceedings and for which there are adequate accruals or reserves on the Audited Financial Statements, (iii) other Encumbrances or imperfections of title with respect to property that do not materially detract from the value or materially impair the existing use of the property affected by such Encumbrances or imperfection, and (iv) Encumbrances which will be extinguished and released in full as of the Closing.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, not-for-profit, educational, institutional or charitable institution, other business organization, trust, union or association or Governmental Authority.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Period Tax Return” means any Tax Return relating to a Pre-Closing Period.

“Pre-Closing Taxes” means, without duplication, (i) any and all Taxes of or imposed on the Company for any and all Pre-Closing Periods (including Taxes as a result of transferee, successor or similar liability), (ii) any and all Taxes of or imposed on the Company for any and all portions of Straddle Periods ending on and including the Closing Date (determined in accordance with Section 9.1(d)), (iii) any and all Taxes of an “affiliated group” (as defined in Code § 1504) (or affiliated, consolidated, unitary, combined or similar group under applicable state, local or non-U.S. law) of which the Company (or any predecessor of the Company) is or was a member prior to the Closing, including pursuant to Treasury Regulation § 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or non-U.S. law), (iv) any and all Taxes imposed on the Company as a result of a Tax Sharing Agreement entered into by the Company prior to the Closing and (v) any and all Transfer Taxes required to be paid by Seller pursuant to Section 9.1(f).

“Product” means any product designed, tested, developed, labeled, manufactured, stored, shipped, sold, marketed, distributed, exported, imported and/or otherwise introduced into the stream of commerce by or on behalf of the Company (including transfers to Seller or any of its Affiliates).

“Reference Statement Date” means December 31, 2015.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, indoor air, surface water, groundwater and surface or subsurface strata).

“Remedial Action” means any investigation, remediation, cleanup, abatement, removal or monitoring (or words of similar import) of Hazardous Substances.

“Remediation Standards” means the remediation standards in effect as of the date of any Remedial Action that is the subject of Section 11.4(b), as required by the relevant Governmental Authorities of South Carolina or the U.S. Environmental Protection Agency applicable to the Owned Real Property or Leased Real Property, as the case may be, and consistent with the Business and the use of such property as of the Closing.

“Restricted Stock Unit” means a restricted stock unit granted under the RSU Plan.

“RSU Plan” means the Roche Restricted Stock Unit Plan, effective January 1, 2013.

“Seller Benefit Plan” means each Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is sponsored, maintained or contributed to by Seller or any of its Affiliates (other than the Company) for the benefit of any

Business Employee.

“Seller Names and Marks” means the name and Mark “Roche,” any other name or Mark set forth on Schedule 1.1B and any name or Mark derived from, confusingly similar to or including any of the foregoing.

“Seller’s Fundamental Representations” means the representations and warranties contained in Section 6.1, Section 6.2, Section 6.3 and Section 6.7.

“Seller’s Transaction Expenses” means (i) all fees, costs, expenses and disbursements of attorneys, investment bankers, accountants and other professional advisors that are incurred by the Company or Seller (in each case, solely to the extent the Company is responsible for payment thereof) in connection with the negotiation, preparation or execution of the Transaction Documents and (ii) transaction bonuses or similar payments (in each case, including the employer portion of any Taxes in respect of such bonuses or payments, and excluding any amounts that are paid, payable or incurred in connection with another event, such as a termination of employment at or following the Closing) that are due to any employee, officer or director of the Company or Seller (in each case, solely to the extent the Company is responsible for payment thereof) as a result of and in connection with the consummation of the transactions contemplated hereby, in the case of clauses (i) or (ii), pursuant to any agreement entered into by, or other arrangement with, the Company or Seller prior to the Closing, including (A) the 2016 Annual Bonus Payments and (B) the Success Bonuses (as defined in Schedule 4.18(e) of the Disclosure Letter), in each of clauses (A) and (B), to the extent actually paid by Buyer or one of its Affiliates (including the Company) to Transferred Employees after the Closing.  For the avoidance of doubt, Seller’s Transaction Expenses shall not include expenses for which Buyer is expressly responsible hereunder (including pursuant to Section 9.4(f) to the extent Seller has funded the Transition Escrow Account in accordance with Section 3.3(a)).

“Services” means the services offered by the Company, including manufacturing relating to starting material, intermediate material and finished active pharmaceutical ingredients.

“Specified Qualifier” means, with respect to any of the representations and warranties in Article IV and Article VI, any “material,” “materiality” or “Material Adverse Effect” qualifier (or similar qualifier) that qualifies an affirmative requirement to list specified items (i.e., as opposed to exceptions) on a particular section of the Disclosure Letter or to provide specified items pursuant to a particular representation or warranty, including any such qualifiers set forth in Section 8.3 as they apply to any disclosures against Section 4.6.

“S-SAR” means a stock-settled stock appreciation right granted under the S-SAR Plan.

“S-SAR Plan” means the Roche S-SAR Plan, effective January 1, 2013.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Straddle Period Tax Return” means any Tax Return relating to a Straddle Period.

“Tax” or “Taxes” means (i) any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental taxes (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, fine or addition imposed by any Taxing Authority with respect to any such taxes or the failure to comply with any requirement imposed with respect to any Tax Return or (ii) any liability for, or liability determined by reference to, the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee, successor or as a result of similar liability.

“Tax Return” means any return, declaration, form, report, claim for refund, or information return (including all IRS Forms 1099) or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any written Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (including any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other Contract); provided that such term shall not include (i) customary commercial leases, (ii) financing agreements or (iii) Contracts entered into in the ordinary course of business that are not primarily related to Taxes.

“Taxing Authority” means, with respect to any Tax or Tax Return, the Governmental Authority that imposes such Tax or requires a Person to file such Tax Return and the agency (if any) charged with the collection of such Tax or the administration of such Tax Return, in each case, for such Governmental Authority.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Interest Transfer Agreement and the Escrow Agreement.

“Transition Services Agreement” means the transition services agreement dated as of the date hereof between Seller and Buyer.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.  Any reference herein to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“Unaudited Interim Financial Statements” means the income statement, balance sheet, cash flow statement and statement of changes in equity of the Company, as of and for the nine-month periods ending September 30, 2016 and September 30, 2015.

“U.S.” or “United States” means the United States of America.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act or any similar foreign, state or local law relating to plant closings or layoffs.

Section 1.2     Additional Defined Terms.  For purposes of this Agreement, the following terms have the meanings set forth in the Section referenced in the following table:

Defined Term	Section

$	Section 1.1
2015 GAAP Bridge	Section 9.10(a)
2016 Annual Bonus Payment	Section 9.4(n)
Accounts Payable Amount	Section 2.6
Actions or Proceedings	Section 1.1
Affiliate	Section 1.1
Agreement	Section 1.1
Appraiser	Section 2.2
Assets Basket Amount	Section 11.6(b)(iii)
Assumed Benefit Plan	Section 1.1
Audited Financial Statements	Section 1.1
Basket Amount	Section 11.6(b)(iii)
Business	Section 1.1
Business Day	Section 1.1
Business Employee	Section 1.1
Buyer	Preamble
Buyer 401(k) Plan	Section 9.4(e)
Buyer Benefit Plans	Section 9.4(e)
Buyer Indemnified Party	Section 11.1
Buyer's Fundamental Representations	Section 1.1
CapEx Escrow Account	Section 3.3(a)
CapEx Payment	Section 1.1
CapEx Payment Balance	Section 9.18
Cash	Section 1.1
Chosen Courts	Section 12.3(b)
Closing	Section 3.1
Closing Date	Section 3.1
COBRA	Section 1.1
Code	Section 1.1
Collective Bargaining Agreement	Section 1.1
Company	Preamble
Company Real Property	Section 4.8(b)
Company's Fundamental Representations	Section 1.1
Company's Knowledge	Section 1.1
Confidentiality Agreement	Section 1.1
Continuation Period	Section 9.4(d)
Contract	Section 1.1
control	Section 1.1
controlled	Section 1.1
controlling	Section 1.1
Copyrights	Section 1.1
CordenPharma	Section 1.1
Court of Chancery	Section 12.3(b)

Current Business Employees	Section 9.4(f)
De Minimis Amount	Section 11.6(b)(ii)
DEA	Section 1.1
Delaware Federal Court	Section 12.3(b)
Disclosure Letter	Section 1.1
Dollars	Section 1.1
Due Date	Section 1.1
Duty Refunds	Section 9.17
Effects	Section 1.1
Employee Benefit Plan	Section 1.1
Encumbrance	Section 1.1
Environmental Claim	Section 1.1
Environmental Indemnification Matters	Section 11.4(a)
Environmental Law	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
Excluded Assets	Section 9.16
FD&C Act Permits	Section 4.14(f)
FDA	Section 1.1
Financial Statement Expenses	Section 9.10(b)
Fraud	Section 1.1
GAAP	Section 1.1
GAAP Bridge	Section 9.10(a)
Good Clinical Practice	Section 1.1
Good Laboratory Practice	Section 1.1
Good Manufacturing Practice	Section 1.1
Governing Documents	Section 1.1
Governmental Authority	Section 1.1
Guaranteed Obligations	Section 12.14
Hazardous Substance	Section 1.1
Health Authorities	Section 1.1
Healthcare Law	Section 1.1
IFRS	Section 1.1
Improvements	Section 4.8(c)
Inactive Employee	Section 1.1
Indebtedness	Section 1.1
Indemnification Cap	Section 11.6(b)(i)
Indemnified Party	Section 1.1
Indemnifying Party	Section 1.1
Independent Accounting Firm	Section 9.1(c)
Intellectual Property	Section 1.1
Interim GAAP Bridge	Section 9.10(a)
Inventory	Section 1.1
IRS	Section 1.1
Lease	Section 4.8(b)
Leased Real Property	Section 4.8(b)

Legal Requirement	Section 1.1
Liabilities	Section 1.1
Licenses	Section 1.1
Losses	Section 1.1
Marks	Section 1.1
Material Adverse Effect	Section 1.1
Multiemployer Plan	Section 1.1
Order	Section 1.1
Owned Real Property	Section 4.8(a)
Patents	Section 1.1
Permitted Encumbrances	Section 1.1
Person	Section 1.1
Pre-Closing Period	Section 1.1
Pre-Closing Period Tax Return	Section 1.1
Pre-Closing Taxes	Section 1.1
Product	Section 1.1
Purchase Price	Section 2.2
Reference Statement Date	Section 1.1
Release	Section 1.1
Remedial Action	Section 1.1
Remediation Standards	Section 1.1
Restricted Stock Unit	Section 1.1
RSU Plan	Section 1.1
Securities Act	Section 7.6
Seller	Preamble
Seller 401(k) Plan	Section 9.4(j)
Seller Benefit Plan	Section 1.1
Seller FSA	Section 9.4(n)
Seller Indemnified Party	Section 11.2
Seller Names and Marks	Section 1.1
Seller Payment	Section 2.2
Seller's Fundamental Representations	Section 1.1
Seller's Transaction Expenses	Section 1.1
Services	Section 1.1
Shares	Recitals
Specified Inventory	Section 2.3
Specified Inventory Price	Section 2.3
Specified Inventory Value	Section 2.3
Specified Qualifier	Section 1.1
S-SAR	Section 1.1
S-SAR Plan	Section 1.1
Straddle Period	Section 1.1
Straddle Period Tax Return	Section 1.1
Tax	Section 1.1
Tax Claim Notice	Section 9.1(h)(i)
Tax Proceeding	Section 9.1(h)(i)

Tax Return	Section 1.1
Tax Sharing Agreement	Section 1.1
Taxes	Section 1.1
Taxing Authority	Section 1.1
Termination Date	Section 10.3(a)(ii)(A)
Third-Party Proceeding	Section 11.3(a)
Top Suppliers	Section 4.22(a)
Transaction Documents	Section 1.1
Transfer Taxes	Section 9.1(f)
Transferred Employee	Section 9.4(b)
Transition Escrow Account	Section 3.3(a)
Transition Information Schedule	Section 9.4(f)
Transition Payment	Section 9.4(f)
Transition Payment Balance	Section 9.4(f)
Transition Services Agreement	Section 1.1
Treasury Regulations	Section 1.1
U.S.	Section 1.1
Unaudited Interim Financial Statements	Section 1.1
Unit Price	Section 2.3
United States	Section 1.1
Updated Specified Inventory Schedule	Section 2.3
WARN Act	Section 1.1

Section 1.3     Construction.

(a)     Unless the context otherwise requires, as used in this Agreement: (i) an accounting term not otherwise defined herein has the meaning ascribed to it in accordance with IFRS; (ii) “or” is not exclusive; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words of any gender include each other gender; (v) words defined in the singular have the parallel meaning in the plural and vice versa; (vi) references to “written” or “in writing” include in electronic form; (vii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules hereto; (viii) all recitals, Sections, Articles, Exhibits and Schedules referred to herein are, respectively, recitals, Sections and Articles of, and Exhibits and Schedules to, this Agreement; (ix) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder; and (x) references to any Contract, Employee Benefit Plan or License are to that Contract, Employee Benefit Plan or License as amended, modified or supplemented from time to time in accordance with the terms thereof.

(b)     Headings as to the contents of particular Articles and Sections are for convenience only and are in no way to be construed as part of this Agreement.

(c)     Any reference to “days” means calendar days unless Business Days are expressly specified.

(d)     The Exhibits and Schedules to this Agreement are incorporated herein by reference and made a part hereof for all purposes.

(e)     When a reference is made in this Agreement to this Agreement, such reference shall include all permitted amendments.

ARTICLE II

THE SALE AND PURCHASE

Section 2.1     Sale and Purchase of the Shares.  Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase and take delivery of, all Shares held by Seller, free and clear of any and all Encumbrances (other than restrictions under applicable securities laws or Encumbrances resulting from actions taken by or on behalf of Buyer).

Section 2.2     Purchase Price.  The aggregate consideration for the purchase and sale of the Shares will be an amount (such aggregate consideration, the “Purchase Price”) calculated as follows:

(a)     $1,000,000;

(b)     plus the Specified Inventory Price;

(c)     plus $4,400,000 in respect of the Spare Parts;

(d)     minus the Accounts Payable Amount;

provided, however, that if the calculation of the Purchase Price pursuant to this Section 2.2 results in a negative number, the absolute value of such calculation shall be referred to as the “Seller Payment”.

Section 2.3     Specified Inventory. (a)     .  Schedule 2.3 sets forth (a) certain categories of Inventory (the “Specified Inventory”) and (b) an amount per unit (the “Unit Price”) for each such category of Specified Inventory.  On or about four (4) Business Days prior to the Closing Date, Seller shall arrange for an independent third party with experience and expertise in conducting appraisals of inventory of the type that is the Specified Inventory that is reasonably mutually agreed by Seller and Buyer (the “Appraiser”) to perform an on-site physical count of the Specified Inventory at each of the locations where the Specified Inventory is located.  The fees and expenses of the Appraiser shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller.  Upon completion of any such on-site physical count of the Specified Inventory, Seller shall update Schedule 2.3 (the “Updated Specified Inventory Schedule”) to reflect (i) the Appraiser’s determination of the number of units in each category of Specified Inventory in the possession of the Company as of the date of such physical count, excluding any units of Specified Inventory that the Appraiser determines to have a shelf life of less than twelve (12) months or any units of Specified Inventory that the Appraiser determines are not usable and (ii) an amount equal to the sum of (1) the number of units in each category of Specified Inventory as set forth in clause (i) multiplied by (1) the Unit Price for such category set forth on Schedule 2.3 (the “Specified Inventory Value”).  Within one (1) Business Day prior to the Closing Date, Seller shall in good faith perform a roll forward adjustment to the Updated Specified Inventory Schedule to account for consumption of the Specified Inventory since the date of the Updated

Specified Inventory Schedule.  The Specified Inventory Value set forth in the Updated Specified Inventory Schedule as so updated shall be the “Specified Inventory Price.”  From the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to reduce any excess levels of such inventory.  In the event that on or before the first anniversary of the Closing Date, Buyer determines in good faith that any Specified Inventory taken into account in the calculation of the Specified Inventory Price is not usable due to quality issues or is no longer needed in order to provide the Services or Products which Buyer, the Company or their respective Affiliates are obligated to provide to Seller and its Affiliates under any applicable supply or manufacturing agreements (other than as a result of breach of any such applicable supply or manufacturing agreements by Buyer or any of its Affiliates) then (x) Buyer shall notify Seller of the number of units of such Specified Inventory which are not usable or not needed, (y) Seller shall deliver or cause to be delivered to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer to Seller, an amount in cash in Dollars equal to the amount paid by Buyer in respect of such Specified Inventory as part of the Specified Inventory Price and (z) if requested by Seller, Buyer shall promptly deliver to Seller, at Buyer’s cost, such units of Specified Inventory.

Section 2.4     Spare Parts.  Schedule 2.4 sets forth certain spare parts with respect to equipment and machinery owned by the Company (the “Spare Parts”).  Not less than (10) Business Days prior to the Closing Date, Seller shall deliver to Buyer an updated schedule, prepared in good faith, of the Spare Parts owned by the Company as of such date.

Section 2.5     Withholding Rights.  The applicable party shall be entitled to deduct and withhold from the Purchase Price and remit to the applicable Taxing Authority such amounts as it is required to deduct, withhold and remit with respect to the making of such payments under the Code or any provision of applicable Tax law. To the extent that amounts are so withheld and remitted, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable party in respect of which such deduction and withholding was made.  Buyer and Seller shall reasonably cooperate with each other to minimize any deduction or withholding.

Section 2.6     Accounts Payable Amount.  At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement setting forth its good faith calculation of undisputed accounts payable of the Company as of the Closing (the “Accounts Payable Amount”).  For the avoidance of doubt, no Buyer Indemnified Party shall have any remedy for any accounts payable properly included in the calculation of the Accounts Payable Amount.

ARTICLE III

CLOSING

Section 3.1     Closing.  Unless this Agreement shall have been terminated pursuant to Section 10.3, and subject to the satisfaction or waiver of all of the conditions set forth in Article X, the closing of the purchase and sale of the Shares contemplated hereby (the “Closing”) will take place remotely via the exchange of documents and signatures as soon as possible (but in no event later than on the third Business Day) after the date on which all of the conditions to Closing set forth in Sections 10.1 and 10.2 have been satisfied or waived by the party entitled to waive the same, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or such other date as to which Buyer and Seller may agree in writing; provided that, at Seller’s election, the Closing shall not occur prior to (and including) January 16, 2017, and, if Seller so elects, Seller shall notify Buyer in writing of the Business Day in such period on which Seller has elected for the Closing to occur, which notification shall be provided no later than three Business Days prior to such date (the date on which the Closing occurs, the “Closing Date”).

Section 3.2     Closing Payments and Deliveries – Buyer.

(a)     At the Closing, Buyer shall deliver or cause to be delivered to Seller, in respect of the Shares, by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer not less than two (2) Business Days prior to the Closing Date, an amount in cash in Dollars equal to the Purchase Price unless a Seller Payment exists, in which case, no Purchase Price shall be due from Buyer and instead, Seller shall deliver or cause to be delivered to Buyer, in respect of the Shares, by wire transfer of immediately available funds to an account designated in writing by Buyer to Seller not less than two (2) Business Days prior to the Closing Date, an amount in cash in Dollars equal to the Seller Payment.

(b)     At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i)     the Escrow Agreement, duly executed by Buyer; and

(ii)     a certificate or certificates meeting the requirements of Section 10.2(a).

Section 3.3     Closing Payments and Deliveries – the Company and Seller.

(a)     At the Closing, Seller shall deliver or cause to be delivered to the Escrow Agent the Transition Payment in Dollars in immediately available funds by wire transfer for deposit to an escrow account (the “Transition Escrow Account”) to be held and released in accordance with the terms of the Escrow Agreement and Section 9.4(f).

(b)     At the Closing, Seller shall deliver or cause to be delivered to the Escrow Agent the CapEx Payment in Dollars in immediately available funds by wire transfer for deposit to an escrow account (the “CapEx Escrow Account”) to be held and released in accordance with the terms of the Escrow Agreement and Section 9.18.

(c)     At the Closing, the Company and Seller shall deliver or cause to be delivered to Buyer the following:

(i)     the Escrow Agreement, duly executed by Seller;

(ii)     a share certificate representing the Shares, duly endorsed or accompanied by a stock power duly endorsed, in favor of Buyer or

Buyer’s designee;

(iii)     a certificate meeting the requirements of Section 10.1(a);

(iv)     a certificate meeting the requirements of Section 10.1(b);

(v)     duly executed letters of resignation, as a director or as an officer only, of those directors and officers of the Company listed on Schedule 3.3(c)(v), such resignations to be effective immediately upon Closing; and

(vi)     a statement, signed under penalties of perjury and dated no more than thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulation § 1.1445-2(b)(2) and confirms that Seller is not a “foreign person” as defined in Section 1445 of the Code.

Section 3.4     Simultaneity.  Except as otherwise contained in this Agreement, all actions to be taken at the Closing shall be deemed, to the extent feasible, to have taken place simultaneously, unless explicitly stated otherwise.  Any action, the taking of which is a necessary condition to the taking of any other action, shall be taken subject to the commission of all other actions to be taken at the Closing or take place immediately thereafter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 12.7, except as set forth in the Disclosure Letter, the Company hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing:

Section 4.1     Organization and Authority.  The Company is duly incorporated, validly existing and in good standing under the laws of the State of South Carolina, and has all necessary corporate power and authority to own, operate or lease its properties and carry on its business as now conducted.  The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated or leased by it or the nature of the activities conducted by it make such qualification and good standing necessary, except where the failure to be so qualified would not have a Material Adverse Effect.  The Company has not been dissolved, nor has a corporate resolution to dissolve been adopted and, to the Company’s Knowledge, no demands or requests for such dissolution are pending.  The Company has not been declared bankrupt by an Order and, to the Company’s Knowledge, no demand or request to declare such bankruptcy is pending before a Governmental Authority.  The copies of the Company’s Governing Documents, as made available to Buyer, are complete and correct, and no amendments thereto are pending (except to the extent expressly contemplated by this Agreement).

Section 4.2     Authorization; Enforceability.  The execution and delivery of the Transaction Documents to which the Company is a party and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and no further corporate actions on the part of the Company are necessary to approve and authorize the execution and delivery of the Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby and thereby.  The Company has duly executed and delivered this Agreement and, when executed and delivered, each other Transaction Document to which it is a party, and this Agreement and, when executed and delivered, each other Transaction Document to which it is a party, constitute the legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application relating to or affecting creditors’ rights and to general principles of equity.

Section 4.3     Shares; Capitalization.

(a)     Shares.  The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $1.00 per share, of which 100 Shares are issued and outstanding.  All of the Shares, which constitute all of the issued and outstanding shares of capital stock of the Company, are owned of record and beneficially by Seller, and are free and clear of any and all Encumbrances (other than restrictions under applicable securities laws or Encumbrances resulting from actions taken by or on behalf of Buyer).  All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable.  There are no shares or other equity or voting securities reserved for issuance or outstanding options, warrants, rights (including any preemptive rights), subscriptions, phantom stock, calls, commitments, interests in ownership or earnings or other equity equivalents or equity-based awards, or any other binding commitment or obligation, that could require the Company to issue or sell any shares of its capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock or other voting or equity securities, and no Person has any right to subscribe for or acquire from the Company any shares of its capital stock or other voting or equity securities, and no such securities, obligations or rights are outstanding.  There are no voting trusts, proxies, shareholder agreements, registration rights agreements or other agreements to which the Company is a party with respect to the capital stock of the Company.

(b)     Subsidiaries.  The Company (i) does not have any subsidiaries and (ii) does not have any direct or indirect equity participation in any other Person.

(c)     Profit Sharing Rights. The Company has not issued any profit sharing certificates, granted any other rights to share in its profits, or granted any other similar rights to any third party (including employees) entitling such third parties to share in its profits.

(d)     Indebtedness.  The Company has no material Indebtedness.

Section 4.4     No Violation of Laws or Agreements; Consents.

(a)     No Violation of Laws or Agreements.  Except as set forth on Schedule 4.4(a), none of the execution and delivery by the Company of any Transaction Documents, the consummation of the transactions contemplated hereby or thereby and the compliance with or fulfillment of the terms, conditions or provisions hereof by the Company:

(i)     conflicts with or violates any provision of the Governing Documents of the Company;

(ii)     conflicts with, breaches, constitutes a default (with or without the lapse of time, the giving of notice or both) or an event of default under any of the terms of, results in the termination of or gives rise to a right of termination, cancellation, loss of rights under, modification of any provisions of, increase in any payments or obligations pursuant to or accelerates the maturity of or creates any Encumbrance (other than any Permitted Encumbrance) on any asset or property of the Company under, any lease, License, indenture, mortgage or any other Contract or Employee Benefit Plan to which the Company is a party or by which any of its assets may be bound or affected;

(iii)     requires any notice to or consent or approval of any Person (other than a Governmental Authority); or

(iv)     assuming provision of all notices, registration and filings and receipt of all consents, approvals and authorizations referred to in Section 4.4(b), violates any Legal Requirement to which the Company is subject or by which any asset of the Company is bound or affected;

with such exceptions, in the case of each of clauses (ii) through (iv), as would not be material to the Company.

(b)     Governmental Consents.  No notice to, consent, approval or authorization by, or registration or filing with, any Governmental Authority is required by or with respect to the Company in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, except (i) any actions or filings that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby or (ii) as would not be material to the Company.

Section 4.5     Financial Statements; No Undisclosed Liabilities.

(a)     The Company has delivered true, correct and complete copies of the Audited Financial Statements to Buyer.  The Audited Financial Statements (i) have been prepared in accordance with IFRS and applied consistently through the periods covered thereby, and (ii) present fairly in all material respects the financial condition, results of operations and statements of income and cash flows of the Company as at the dates and for the relevant periods indicated in accordance with IFRS applied on a consistent basis (except as otherwise indicated therein) through the periods covered thereby; provided, however, that the Audited Financial Statements reflect all of the Business as at the dates and for the relevant periods covered in the Audited Financial Statements, including the Company’s conduct of business with CordenPharma.

(b)     When delivered pursuant to Section 9.10(a), the Unaudited Interim Financial Statements (i) have been prepared in accordance with IFRS and applied consistently through the periods covered thereby, and (ii) present fairly in all material respects the financial condition, results of operations and statements of income and cash flows of the Company as at the dates and for the relevant periods indicated in accordance with IFRS applied on a consistent basis (except as otherwise indicated therein); provided, however, that (A) the Unaudited Interim Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items and (B) the Unaudited Interim Financial Statements reflect all of the Business as at the dates and for the relevant periods covered in the Unaudited Interim Financial Statements, including the Company’s conduct of business with CordenPharma.

(c)     The Company does not have any liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except those (i adequately reflected or reserved against in the Audited Financial Statements, (ii) set forth on Schedule 4.5(c), (iii) incurred in the ordinary course of business consistent with past practice since the Reference Statement Date, (iv) incurred in connection with the transactions contemplated hereby, (v) relating to a subject matter that is generally addressed in any other representation or warranty in this Article IV or (vi) which are not, individually or in the aggregate, material in amount to the Company.

Section 4.6     No Changes.  Since December 31, 2015 and prior to the date hereof, except as set forth on Schedule 4.6 or as expressly required by this Agreement, (a) the Business has been conducted in the ordinary course consistent with past practice, (b) there has not been a Material Adverse Effect and (c) the Company has not (i) taken any action that, if taken, or (ii) failed to take any action, which if not taken, in each of clauses (i) and (ii), after the date hereof, would constitute a violation of Section 8.3 or Section 9.1(a)(i) with respect to the Business.

Section 4.7     Taxes.  Except as set forth on Schedule 4.7:

(a)     Liabilities.

(i)     The Company has duly filed with the appropriate federal, state, local or other Taxing Authorities all material Tax Returns required to be filed by or on behalf of the Company, and all such Tax Returns are true, complete and correct in all material respects;

(ii)     The Company has duly paid all Taxes shown to be due on any such Tax Return; and

(iii)     The Company has complied in all material respects with all Legal Requirements relating to the payment and withholding of Taxes, including amounts which the Company is required to withhold from amounts paid or owing to any employee, shareholder, creditor, holder of securities or other third party.  The Company has complied in all material respects with all information reporting (including IRS Form 1099) and backup withholding requirements, including maintenance of required records with respect thereto.

(b)     Tax Jurisdictions.  The Company does not have and has not had taxable presence in any state, territory or jurisdiction, other than states, territories or jurisdictions for which Tax Returns have been duly filed and Taxes have been duly and timely paid, and no Taxing Authority in any state, territory or jurisdiction where the Company does not file Tax Returns and pay Taxes has made a written claim (or, to the Company’s Knowledge, threatened in writing) that the Company is or may be required to file Tax Returns or pay Taxes in such state, territory or jurisdiction.  Except as set forth on Schedule 4.7(b), the Company has not engaged in a trade or business in any country other than the United States and does not have (and has not had) a permanent establishment in any country other than the United States.

(c)     Encumbrances.  There are no Encumbrances relating or attributable to Taxes encumbering (and, to the Company’s Knowledge, no Taxing Authority has threatened in writing to encumber) the assets of the Company, except for Permitted Encumbrances.

(d)     The Company has established adequate reserves in accordance with IFRS for all material Taxes that are being contested in good faith.

(e)     The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)     change in method of accounting for any period beginning prior to the Closing Date pursuant to Code § 481 (or any similar provision of state, local or non-U.S. law);

(ii)     “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii)     intercompany transaction or excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or non U.S. income Tax law);

(iv)     installment sale or open transaction disposition made prior to the Closing Date;

(v)     prepaid income received or accrued on or prior to the Closing Date; or

(vi)     method of accounting that defers the recognition of income to any period ending after the Closing Date, or modification or forgiveness of any Indebtedness made on or prior to the Closing Date.

(f)     Stock Distributions.  The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.

(g)     Audits; Examinations.

(i)     No material non-U.S., federal, state or local tax audits, or administrative or judicial Tax Proceedings are pending or, to the Company’s Knowledge, proposed in writing with respect to the Company;

(ii)     The Company has not received from any Taxing Authority any written (A) notice or communication indicating intent to open an audit or other review, or (B) notice or communication of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against it;

(iii)     The Company has not waived any statute of limitations for the period of assessment or collection of Taxes, or agreed to or requested any extension of time for the period with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired; and

(iv)     The Company has not (A) taken a reporting position on a Tax Return that, if not sustained, could be reasonably likely to give rise to a penalty for substantial understatement of federal income Tax under Code § 6662 (or any similar provision of state, local or non-U.S. law), or (B) entered into any transaction identified as a (x) “listed transaction,” within the meaning of Treasury Regulation § 1.6011-4(b)(2), (y) a “transaction of interest,” within the meaning of Treasury Regulation § 1.6011-4(b)(6) or (z) any transaction that is “substantially similar” (within the meaning of Treasury Regulation § 1.6011-4(c)(4)) to a “listed transaction” or “transaction of interest.”

(h)     Agreements.  Except as set forth on Schedule 4.7(h), the Company is not a party to, is not bound by or does not have any obligation under, any Tax Sharing Agreement.  The Company does not have any liability for, or liability determined by reference to, the Taxes of any Person (other than Seller or an Affiliate of Seller) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee, successor or as a result of similar liability.

This Section 4.7 and Section 4.18 contain the sole and exclusive representations and warranties of the Company with respect to Taxes.  The Company makes no representation or warranty in this Section 4.7 or otherwise as to the amount of or the existence or non-existence of limitations on (or the extent of any such limitations on) the tax attributes of the Company, including asset basis, net operating loss carryforwards or tax credit carryforwards.

Section 4.8     Real Property.

(a)     Schedule 4.8(a)(1) accurately lists, as of the date hereof, all real property owned in fee by the Company (the “Owned Real Property”), and a brief description of such Owned Real Property.  Except as set forth on Schedule 4.8(a)(2) or as would not be material to the Company, the Company has good and marketable fee simple title to the Owned Real Property, in each case, free and clear of any and all Encumbrances, other than Permitted Encumbrances.  Prior to the date hereof, except as would not be material to the Company, the

Company has delivered to, or made available for review by Buyer, correct and complete copies of the deeds and owner’s title insurance policies evidencing ownership by the Company of such Owned Real Property, surveys with respect to the Owned Real Property and all mortgages, deeds of trust, deed to secure debt, pledges or financings encumbering such Owned Real Property, in each case in the possession or control of the Company.  Except as would not be material to the Company, with respect to the Owned Real Property listed on Schedule 4.8(a)(1):

(i)     each of the parcels included in the Owned Real Property is assessed for real estate tax purposes as a wholly independent tax lot, separate from any adjoining land, buildings, structures or other improvements not included in the Company Real Property (as hereinafter defined), and none of the Owned Real Property relies on any building or other improvement not included within the Owned Real Property to fulfill any governmental or municipal requirement; and

(ii)     the Company (A) has not leased, licensed or otherwise granted to any Person any right to occupy or possess or otherwise encumber any portion of the Owned Real Property, and (B) is not a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Owned Real Property or any portion thereof or interest therein to any Person.

(b)     Schedule 4.8(b) accurately lists, as of the date hereof, all real property, including the addresses thereof (the “Leased Real Property,” together with the Owned Real Property, the “Company Real Property”) leased or subleased by the Company, as lessee or sublessee, as applicable (each such real property Contract, a “Lease”).  With respect to each of the Leases, except as would not be material to the Company, the Company has valid and enforceable leasehold interests in the Leased Real Property pursuant to each pertinent Lease, free of subtenancies and other occupancy rights and Encumbrances (other than Permitted Encumbrances), subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

(c)     To the Company’s Knowledge, all buildings, structures, fixtures and building systems included in the Company Real Property (the “Improvements”) are in reasonably good operating condition, subject to ordinary wear and tear and to routine maintenance and repairs that would not (alone or in the aggregate) be material to the Business.  There are no material expropriation or condemnation proceedings pending against the Company Real Property of which the Company has received written notice, and to the Company’s Knowledge, there are no material expropriation or condemnation proceedings threatened against the Company Real Property.

(d)     The present use of the land and Improvements on the Company Real Property are, to the Company’s Knowledge, in conformity in all material respects with all applicable Legal Requirements, rules, regulations and ordinances, including all applicable zoning laws, ordinances and regulations and with all registered deeds, restrictions of record or other agreements affecting such Company Real Property, and to the Company’s Knowledge there exists no material conflict or dispute with any regulatory authority or other person relating to any

Company Real Property or the activities thereon.  Since the Reference Statement Date, except as would not be material to the Company, no material damage or destruction has occurred with respect to any of the Company Real Property whether or not covered by an enforceable insurance policy.

(e)     Except as set forth on Schedule 4.8(e) or as would not be material to the Company, (i) all consents, authorizations and approvals required on the part of the Company in connection with the FILOT Agreement and the commitments contemplated thereby have been obtained and remain in full force in effect and (ii) all of the financial and performance obligations of the Company under the FILOT Agreement have been duly performed and completed, including any obligations of the Company to make or to pay Florence County, South Carolina for any improvements, alterations or work done in Florence County, South Carolina.

Section 4.9     Title to Fixed and Tangible Assets; Condition of Fixed and Tangible Assets.  Except as would not be material to the Company: (a) the Company has good and valid title, or right to the fixed and tangible assets used by the Company in the Business reflected in the Audited Financial Statements or acquired after the Reference Statement Date, in each case except for any such assets sold since the Reference Statement Date in the ordinary course of business consistent with past practice, (b) all such assets are free and clear of any and all Encumbrances, except Permitted Encumbrances, and (c) except as set forth in Schedule 4.9, the Company has valid leasehold interests in any fixed or tangible assets leased by it reflected in the Audited Financial Statements, and the Company is not, and with the passage of time or giving of notice will not be, in default or breach under any such lease.  To the Company’s Knowledge, the fixed and tangible assets currently used by the Company in the Business are in reasonably good operating condition, subject to ordinary wear and tear and to routine maintenance and repairs that would not (alone or in the aggregate) be material to the Business.

Section 4.10     Sufficiency of the Assets.  Except as set forth on Schedule 4.10 and except as provided in Section 9.14, and together with the services contemplated by the Transition Services Agreement and any other agreement between Seller (or any of its Affiliates) and Buyer (or any of its Affiliates, including the Company) entered into as of the Closing, or which becomes effective as of the Closing (and taking into account the services described in the first sentence of Section 8.4), (a) the assets owned or leased by the Company, including the Improvements, are sufficient for the continued conduct of the Business after the Closing in the same manner as conducted prior to the Closing and constitute all of the material rights and assets required for the continued operation of the Business as currently operated and (b) there are no material assets or properties used in the operation of the Business that are owned by Seller or any of its Affiliates (other than the Company).

Section 4.11     Specified Inventory and Spare Parts.  The (a) Specified Inventory taken into account in the calculation of the Specified Inventory Price, and (b) the Spare Parts reflected on Schedule 2.4, in each case are owned by the Company free and clear of any and all Encumbrances except Permitted Encumbrances.

Section 4.12     Litigation.  Except as set forth on Schedule 4.12, there are no Actions or Proceedings or, to the Company’s Knowledge, investigations, at law or in equity, by or against the Company or any of its assets (or by or against Seller or any of its Affiliates and reasonably relating to the Company), pending or, to the Company’s Knowledge, threatened against the Company or any of its assets, nor is the Company subject to any outstanding Order of any Governmental Authority or arbitration tribunal that, in each case, (x) is material to the Company, or (y) would prevent, hinder or materially delay the consummation of the transactions contemplated hereby.

Section 4.13     Compliance with Laws; Licenses.

(a)     Except as set forth on Schedule 4.13(a), (i) the Company is, and at all times since January 1, 2014, has been, in compliance in all respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of its Business or the ownership or use of any of its assets and (ii) the Company has not received, at any time since January 1, 2014, any written notice or other written communication from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, with such exceptions, in the case of each of clauses (i) and (ii), as would not be material to the Company.

(b)     Except as would not be material to the Company or as set forth on Schedule 4.13(b):

(i)     the Company owns or validly holds all Licenses that are required for its Business or operations;

(ii)     each such License is valid, binding and in full force and effect; and

(iii)     the Company is not, and since January 1, 2014 has not received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) in any respect or noncompliance in any respect under any such License.

Section 4.14     Regulatory Matters.  Except as would not be material to the Company:

(a)     There is no Action or Proceeding pending or, to the Company’s Knowledge, threatened, against the Company for failure to comply with any Healthcare Law.  Since January 1, 2014, there has not been any violation of any Healthcare Law by the Company in connection with the conduct of its business, including its development, testing, manufacturing, labeling, import, export, data storage, protection and processing, and marketing efforts, or its submissions, record keeping and reports to any Governmental Authority, including any applicable Legal Requirements in respect of Good Manufacturing Practice.

(b)     Except as set forth on Schedule 4.14(b), the Company delivers Products manufactured by the Company solely to its Affiliate customers or their designated distribution centers.  The Company does not (i) deliver Products to, provide Services to, have any Contracts with, or make any payments to hospitals, physicians or other healthcare providers; (ii) own, lease or operate any laboratory or clinical facilities; (iii) bill or receive reimbursement from any governmental payor program; or (iv) conduct or sponsor any pre-clinical or clinical investigations.

(c)     Except as set forth on Schedule 4.14(c), since January 1, 2014 the Company has not received or been served with, and is not subject to any outstanding observations or obligations arising under, any criminal, civil or regulatory action by the FDA, FDA inspection, FDA warning letter or FDA notice of violation or “untitled” letter, or similar Action or Proceeding, demand, investigation or notice of violation by any foreign Governmental Authority with functions and jurisdiction similar to the FDA.

(d)     To the Company’s Knowledge, no director, officer, employee or agent of the Company has failed to disclose a material fact required under applicable Legal Requirements to be disclosed to the FDA or any other foreign Governmental Authority with functions and jurisdiction similar to the FDA; or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991).

(e)     Neither the Company, nor, to the Company’s Knowledge, any current directors, officers, employees or agents of the Company, has (i) been disbarred or, since January 1, 2014, received written notice of action or written threat of action with respect to debarment under the provisions of 21 U.S.C. §§ 335a, 335b or 335c or any equivalent provisions in any jurisdiction, (ii) been convicted of, charged with, or, since January 1, 2014, investigated for, any crime or civil monetary penalty under Section 1128A of the United States Social Security Act or (iii) within two (2) years of the date hereof, been subject to any other enforcement action involving any Governmental Authority.

(f)     To the extent applicable, the Company has obtained from the FDA and any other comparable foreign regulatory authority or Governmental Authority all registrations, accreditations, approvals, certifications, applications, licenses, requests for exemptions, permits and other regulatory authorizations (the “FD&C Act Permits”) necessary to conduct the Business of the Company as currently conducted, including all FD&C Act Permits required for the development, testing, manufacturing, labeling, import, export, and marketing of all Products of the Company as currently conducted.  The Company is in compliance with all such FD&C Act Permits, and all such FD&C Act Permits are valid, current, and in full force and effect.  To the Company’s Knowledge, no suspension, revocation, cancellation or withdrawal of the FD&C Act Permits has been threatened in writing.

(g)     The Company (i) has prepared and submitted timely (A) responses and (B) corrective action plans required to be prepared and submitted by the Company in response to all inspections, investigations, audits, analyses and examinations performed by the FDA or any other Governmental Authority since January 1, 2014, including Good Manufacturing Practice issues, and (ii) has fully implemented, in all material respects, all corrective actions described in such corrective action plans.  The Company is not subject to any outstanding regulatory obligations arising under any audit performed with respect to the Business or Products by the FDA or any foreign Governmental Authority with functions and jurisdiction similar to the FDA.

(h)     Since January 1, 2014, the Company has not issued or received written notice of any recalls, field notifications, investigator notices, safety alerts, serious adverse event reports or other notices of action relating to an alleged lack of safety or regulatory compliance with respect to any active pharmaceutical ingredients or other Products that are tested, developed, manufactured, labeled, imported, exported or marketed by the Company.

(i)     The Company is not a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Authority agreed to or imposed since January 1, 2014.

Section 4.15     Improper and Other Payments.  None of the Company, any of its directors, officers or employees or, to the Company’s Knowledge, any other representative of any of the foregoing or any other Person acting on behalf of the Company, has (a) made, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person (including any customer or supplier) or Governmental Authority, (b) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate on behalf of the Company or (c) made or paid any improper foreign payment, in each of clauses (a), (b) and (c), that would constitute a material violation by such Person of the Foreign Corrupt Practices Act of 1977.

Section 4.16     Intellectual Property.

(a)     The Company does not own any registrations or applications for registrations of any Patents, Marks and Copyrights.

(b)     To the Company’s Knowledge, the conduct of the Business as currently conducted, and the conduct of the Business since January 1, 2014, has not infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property rights of any third party in any material respect and, since January 1, 2014, no such claim of infringement, misappropriation, dilution or other violation has been asserted or threatened in writing against the Company.

Section 4.17     Labor Matters.

(a)     Except as set forth on Schedule 4.17(a), (i) there is no Collective Bargaining Agreement which is binding on the Company or that covers any employees of the Company, (ii) no employees of the Company are represented by any labor union or labor organization with respect to their employment with the Company; (iii) to the Company’s Knowledge, there is currently no application for certification or recognition or proceeding for certifying or recognizing a union pending or threatened with respect to any employees of the Company; and (iv) to the Company’s Knowledge, there are no union organizing activities with respect to any employees of the Company.

(b)     Since January 1, 2014, there have been no actual, or to the Company’s Knowledge, threatened (i) material unfair labor practice charges, material grievances or material arbitrations before any Governmental Authority or (ii) material strikes, lockouts, slowdowns, work stoppages or other material labor disputes, in each case, against or affecting the Company.

(c)     Except as would not be material to the Company, (i) since January 1, 2014, the Company has acted in material compliance with all applicable Legal Requirements relating to labor (other than Legal Requirements with respect to Taxes, which are covered in Section 4.7), including the United States National Labor Relations Act and similar applicable legislation in any other jurisdiction and (ii) the Company is in compliance with all applicable Legal Requirements respecting employment and employment practices (other than Legal Requirements with respect to Taxes, which are covered in Section 4.7), including all Legal Requirements respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, employee leave issues and unemployment insurance.

(d)     The Company has in all material respects, (i) complied with Executive Order 11246 and (ii) maintained affirmative action plans with respect to all periods it was a government contractor as required by Executive Order 11246.

(e)     Since January 1, 2014, except as set forth on Schedule 4.17(e), the Company has not received (i) written notice of any material unfair labor practice charge or complaint pending or, to the Company’s Knowledge, threatened before the United States National Labor Relations Board or any other Governmental Authority against them, (ii) written notice of any material complaints, grievances or arbitrations arising out of any Collective Bargaining Agreement, (iii) written notice of any material charge or complaint with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) written notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct any material investigation with respect to or relating to them or notice that such investigation is in progress, or (v) written notice of any material complaint, lawsuit or other proceeding pending or, to the Company’s Knowledge, threatened in any forum by or on behalf of any present or former employee of the Company, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(f)     The Company is in material compliance with the WARN Act and has no material obligations to deliver notices under the WARN Act that are past due.

(g)     To the Knowledge of the Company, as of the date of this Agreement, no individual listed on Schedule 4.17(g) has provided the Company written notice of his or her intention to resign as a result of the transactions contemplated by this Agreement.

(h)     To the Company’s Knowledge, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company is a party.

(i)     Seller has provided to Buyer, as of a date not more than thirty (30) days prior to the date hereof, a complete and accurate list, as of such date, of all Business Employees and the following information for each such Business Employee: (i) whether he or she is on sick leave, leave of absence or layoff status; (ii) the duration of his or her employment with the Company or Seller (or any of its Affiliates); (iii) his or her current base salary; and (iv) his or her target annual cash incentive opportunity.

(j)     The Company is not delinquent in any material respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

Section 4.18     Employee Benefits and Plans.

(a)     Plans.  Set forth on Schedule 4.18(a) is an accurate and complete list as of the date hereof, of each (i) Assumed Benefit Plan and (ii) material Seller Benefit Plan.  With respect to each Assumed Benefit Plan, Seller has made available to Buyer, to the extent applicable, (A) a true and complete copy of the current plan document and any material amendments thereto, (B) copies of (1) the most recent summary plan description and any summaries of material modifications thereto, (2) the current trust agreement or other underlying funding arrangement and (3) the most recent annual report on Form 5500 (including any applicable schedules and attachments thereto) filed with the United States Department of Labor, (C) the most recent determination or opinion letter received from the IRS (if any) and (D) the most recently prepared actuarial valuation report and audited financial statements to the extent such actuarial valuation report or audited financial statements are required to be prepared under applicable Legal Requirements.  With respect to each material Seller Benefit Plan, Seller has made available to Buyer, copies of the most recent summary plan description and any summaries of material modifications thereto or, to the extent a summary plan description is not required in respect of a material Seller Benefit Plan, the plan document or a written summary thereof.  All Assumed Benefit Plans may be amended or terminated without penalty by the Company at any time on or after the Closing.

(b)     Compliance.

(i)     Each Seller Benefit Plan and Assumed Benefit Plan (including any related trust) has been established, registered, qualified, administered, funded and invested in all material respects in accordance with its terms and the terms of the material documents or instruments relating to such plans and applicable Legal Requirements, including ERISA and the Code, and any applicable Collective Bargaining Agreement.  The Company has performed all material obligations required to be performed by it under all Seller Benefit Plans and Assumed Benefit Plans.

(ii)     There are no material actions, suits or claims pending or, to the Company’s Knowledge, threatened against or with respect to any Assumed Benefit Plan or the assets of any such Assumed Benefit Plan (other than routine claims for benefits).

(iii)     All contributions and premiums (including all employer contributions and all employee contributions) under any Assumed Benefit Plan (A) that are due have been timely made and (B) that are not yet due have been properly accrued on the Company’s financial statements, to the extent required to be accrued under applicable accounting principles, for the current year.

(c)     Absence of Certain Plans.

(i)     Except as set forth on Schedule 4.18(c) or except as would not reasonably be expected to result in material liability to Buyer and its Affiliates following the Closing, neither the Company nor any of its ERISA Affiliates maintain, contribute to, or sponsor (and has not in the past six (6) years maintained, contributed to or sponsored): (A) a plan subject to Title IV of ERISA; (B) a Multiemployer Plan; or (C) a plan maintained by more than one employer (as described in § 413(c) of the Code) or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(ii)     Except as set forth on Schedule 4.18(c), no (A) Seller Benefit Plan for which Buyer and its Affiliates would reasonably be expected to have any liability or (B) Assumed Benefit Plan provides any retiree benefit to any current or former Business Employee (other than as required by applicable Legal Requirements, including COBRA).

(d)     Tax Qualification.  Each Seller Benefit Plan or Assumed Benefit Plan, as the case may be, that is intended to be qualified under Code § 401(a) is so qualified and exempt and is the subject of a favorable determination letter or an opinion letter issued by the IRS regarding the qualified status of the plan and on which the Company may rely, or an application for such a determination letter or opinion letter has been or will be filed with the IRS before the expiration of the applicable remedial amendment period described in Code § 401(b) and related revenue procedures issued by the IRS and, to the Company’s Knowledge, except as set forth on Schedule 4.18(d), there are no existing circumstances that would reasonably be expected to adversely affect the qualified status of any such Seller Benefit Plan or Assumed Benefit Plan if not corrected in accordance with the IRS’s Employee Plans Compliance Resolution System.  To the Company’s Knowledge, no fact exists or event has occurred since the date of such determination letter or opinion letter referred to in this Section 4.18(d) has resulted or may reasonably be expected to result in the revocation of any such determination letter or opinion letter.

(e)     Except as otherwise set forth on Schedule 4.18(e), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein (either alone or upon the occurrence of any additional or subsequent event), will cause any (i) material payments (including any material incentive, severance or change-in-control payments) to become due or payable to any Business Employee under any (A) Seller Benefit Plan or (B) Assumed Benefit Plan or (ii) payment, acceleration, vesting or increase in benefits to any Business Employee under any (A) Seller Benefit Plan or (B) Assumed Benefit Plan.  No amounts payable under any Assumed Benefit Plan would reasonably be expected to not be deductible for federal income tax purposes by virtue of Code § 280G as a result of the occurrence of the transactions contemplated herein (either alone or in combination with another event).

Section 4.19     Environmental Matters.

(a)     Except as would not be material to the Company, or as provided on Schedule 4.19:

(i)     the Company is in compliance with all Environmental Laws, which compliance includes the possession of all permits, Licenses and other authorizations required or necessary under all Environmental Laws, and compliance with the terms and conditions thereof, and the Company has not received any written or, to the Company’s Knowledge, oral, communication, whether from a Governmental Authority or any other Person, alleging that the Company or the Business is not in compliance with any Environmental Law, and there are no circumstances in existence prior to the Closing Date that, to the Company’s Knowledge, would reasonably be expected to prevent or interfere with compliance with Environmental Law.

(ii)     there is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company or against any Person whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law, and there are no past or pending actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Substance, relating to the Company or any current or former site or operation of the Company that could reasonably be expected to form the basis of any such Environmental Claim or otherwise would reasonably be expected to result in any costs or liabilities under Environmental Law; and

(iii)     the Company is not required by any Legal Requirement as a condition to the effectiveness of any transactions contemplated hereby, to perform a site assessment for any Hazardous Substances, to remove or remediate any Hazardous Substances, to give notice to or receive approval from any Governmental Authority relating to Hazardous Substances or under any Environmental Law, or to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(b)     The Company has provided to Buyer all written, material non-privileged environmental assessments, reports, results of investigations, audits, or similar documentation in the possession of or reasonably available to the Company (in each case, other than such that is publicly available, except to the extent such publicly available material was conducted by or for the Company since the Company’s ownership of the property in question) as of the date hereof regarding environmental matters, or pertaining to the environmental condition of the Business, the Owned Real Property or Leased Real Property, or any former site or real property for which the Company retains liability, or relating to the compliance (or noncompliance) by the Company with any Environmental Laws (and, in the case of any material privileged environmental documentation, the Company has provided Buyer material non-privileged environmental documentation with respect to any such matter sufficient to describe such matter in the absence of such material privileged environmental documentation); provided that this does not apply to any assessments, reports, results of investigations or audits or similar documentation prepared solely pursuant to any Healthcare Laws.

Section 4.20     Material Contracts.  Schedule 4.20 sets forth a list, as of the date hereof, of all currently effective Contracts of the Company in the following categories (excluding Contracts between the Company, on the one hand, and Seller or any of its Affiliates (excluding the Company) on the other hand, which will be terminated at or prior to the Closing in accordance with Section 9.12):

(a)     each partnership agreement or joint venture agreement;

(b)     each Contract under which the Company has (i) incurred any Indebtedness or created any security interest pursuant to any Indebtedness, in each case having an outstanding principal amount in excess of two hundred and fifty thousand Dollars ($250,000), or (ii) an obligation to make an investment in or loan to any Person in excess of two hundred and fifty thousand Dollars ($250,000);

(c)     each Contract for the purchase by the Company of goods or services involving total annual payments in excess of five hundred thousand Dollars ($500,000), other than for purchases pursuant to purchase or service orders;

(d)     each Contract for the sale by the Company of goods or services involving total annual revenues in excess of two hundred and fifty thousand Dollars ($250,000), other than for the sale of Products pursuant to purchase orders;

(e)     each Contract containing covenants materially restricting or limiting the freedom of the Company to engage in any line of business;

(f)     each Contract under which a third party has a right to share in any profits of the Company;

(g)     each Contract with Seller or any of its respective Affiliates;

(h)     each Contract requiring the Company to make capital expenditures in excess of two hundred and fifty thousand Dollars ($250,000) in the aggregate other than pursuant to purchase or service orders;

(i)     each Contract obligating the Company to pay royalties, license fees, rent or similar payments involving amounts in excess of two hundred and fifty thousand Dollars ($250,000) in any consecutive twelve (12)-month period;

(j)     each Contract relating to the settlement of any dispute under which the Company has ongoing monetary obligations in excess of two hundred and fifty thousand Dollars ($250,000);

(k)     each written employment or consulting agreement with any current director, officer or employee that is an Assumed Benefit Plan that is not terminable without notice or cost or which requires an annual payment of base cash compensation in excess of one hundred thousand Dollars ($100,000) for each Person;

(l)     each Collective Bargaining Agreement;

(m)     each Contract with any current officer or director, other than any employment or consulting agreement with such officer or director;

(n)     each Contract for the sale of any material assets of the Company other than in the ordinary course of business consistent with past practice pursuant to which the Company has any material remaining obligations (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records);

(o)     each Contract relating to the acquisition by the Company of any operating business or any other Person (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company has any material remaining obligations (other than customary confidentiality and non-disclosure obligations or customary covenants to provide reasonable access to books and records);

(p)     each Contract that requires the Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(q)     each Contract that provides for the indemnification by the Company of any Person or the express assumption by the Company of any environmental or other Liabilities of any Person; and

(r)     any other Contract that is material to the Company and not previously disclosed pursuant to this Section 4.20.

Except as set forth on Schedule 4.20 or as would not be material to the Company, (i) each Contract required to be listed on Schedule 4.20 is (A) a valid and binding obligation of the Company, and (B) to the Company’s Knowledge, a valid and binding obligation of each other party thereto; (ii) neither the Company nor, to the Company’s Knowledge, any other party thereto is in breach of or default under, and the Company has not provided or received any written notice of an alleged breach of or default under, or any intention to terminate, any Contract listed on Schedule 4.20, and (iii) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default by the Company under any Contract listed on Schedule 4.20, and, to the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would (x) constitute an event of default by any other party thereto, (y) result in termination thereof or (z) would cause or permit the acceleration or other changes in any respect of any right or obligation or the loss of any benefit thereunder.  The Company has delivered or made available to Buyer true, correct and complete copies of all Contracts required to be set forth on Schedule 4.20.

Section 4.21     Brokers, Finders, Etc.  The Company has not employed, and there is not, any broker, finder, consultant or other intermediary who might be entitled to a fee or commission payable by the Company in connection with the transactions contemplated by this Agreement.

Section 4.22     Suppliers and Vendors.

(a)     Schedule 4.22(a) sets forth an accurate and complete list, as of the date hereof, of the ten (10) largest vendors or suppliers of the Company (the “Top Suppliers”) by total aggregate purchases during the twelve (12)-month period ended as of the date of the Reference Statement Date and states the approximate total aggregate purchases (calculated in a manner consistent with past practice) by the Company from each Top Supplier during such period.

(b)     Since the Reference Statement Date and as of the date hereof, the Company has not received written notice from any Top Supplier set forth on Schedule 4.22(a) that it is terminating its relationship, exercising any express right under any applicable Contract to adjust pricing terms or reducing its level of business in a material respect with the Company.

Section 4.23     Affiliate Transactions.  Except as set forth on Schedule 4.23 or in Section 8.4, as of the date of this Agreement and as of the Closing Date, (i) there is no Indebtedness between the Company, on the one hand, and Seller, any Affiliate of Seller or any of their respective officers or directors, on the other hand, (ii) neither Seller nor any Affiliate of Seller or any of their respective officers or directors provides or causes to be provided any asset or properties, services or facilities to the Company, (iii) the Company does not provide or cause to be provided any assets or properties, services or facilities to Seller, any Affiliate of Seller or any of their respective officers or directors (except the Company’s provision of goods and services to Seller and its Affiliates in the ordinary course of business), and (iv) no officer, director, or Affiliate of the Company and, to the Company’s Knowledge, no relative of such officer, director, or Affiliate has any agreement with the Company or any interest in any property (real, personal or mixed, tangible or intangible) used by or pertaining to the Company, except solely in his or her capacity as an officer, director, or Affiliate of the Company.

Section 4.24     Bank Accounts.  Schedule 4.24 sets forth a materially complete list, as of the date hereof, of all banks or other financial institutions with which either the Company has an account or maintains a safe deposit box or other custodial arrangement, showing the type and account number of each such account, safe deposit box or other custodial arrangement and the names of the individual employees, officers or directors authorized as signatories thereon or to act or deal or have access in connection therewith.  Prior to the Closing, the Company will provide an updated version of Schedule 4.24 as of the Closing.

Section 4.25     Disclaimer of the Company; Exclusivity of Representations and Warranties.  Neither the Company nor any other Person has made or is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including any relating to financial condition, results of operations, assets or liabilities of the Company), except as expressly set forth in this Agreement (as modified by the Schedules hereto) and the other Transaction Documents, and the Company hereby disclaims any such other representations or warranties.  Neither the Company nor any other Person has made or is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the value of the Company’s business with CordenPharma or any of its Affiliates or the likelihood of the Company continuing to conduct any business with CordenPharma or any of its Affiliates, and the Company hereby disclaims any such representations or warranties.

ARTICLE V

[RESERVED]

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 12.7, except as set forth in the Disclosure Letter, Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing:

Section 6.1     Organization and Authority.  Seller is a corporation duly incorporated and validly existing under the laws of the State of Delaware.  Seller has all necessary power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

Section 6.2     Authorization; Enforceability.  The execution and delivery of the Transaction Documents to which Seller is a party and the performance by Seller of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and no further corporate actions on the part of Seller are necessary to approve and authorize the execution and delivery of the Transaction Documents to which Seller is a party or the consummation of the transactions contemplated hereby and thereby.  Seller has duly executed and delivered this Agreement and, when executed and delivered, each other Transaction Document to which it is a party, and this Agreement and, when executed and delivered, each other Transaction Document to which it is a party constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Legal Requirements of general application relating to or affecting creditors’ rights and to general principles of equity.

Section 6.3     Ownership of Shares.  Seller holds, beneficially and of record, all of the Shares, free and clear of any and all Encumbrances (other than restrictions under applicable securities laws or Encumbrances resulting from actions taken by or on behalf of Buyer).  Upon delivery of such Shares to Buyer at Closing, Buyer will acquire good and valid title to such Shares, free and clear of any and all Encumbrances (other than restrictions under applicable securities laws).  There are no voting trusts, proxies, shareholder agreements, registration rights agreements or other agreements with respect to the capital stock of the Company.

Section 6.4     No Violation of Laws or Agreements; Consents.

(a)     No Violation of Laws or Agreements.  Except as set forth on Schedule 6.4(a), none of the execution and delivery by Seller of any Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance with or fulfillment of the terms, conditions or provisions hereof by Seller:

(i)     conflicts with or violates any provision of the Governing Documents of Seller;

(ii)     conflicts with, breaches, constitutes a default (with or without the lapse of time, the giving of notice or both) or an event of default under any of the terms of, results in the termination of or gives rise to a right of termination, cancellation, loss of rights under, modification of any provisions of, increase in any payments or obligations pursuant to or accelerates the maturity of or creates any Encumbrance (other than any Permitted Encumbrance) on any asset or property of Seller under, any lease, License, indenture, mortgage or any other Contract to which Seller is a party or by which any of its assets may be bound or affected;

(iii)     requires any notice to or consent or approval of any Person (other than a Governmental Authority); or

(iv)     assuming provision of all notices, registrations and filings and receipt of all consents, approvals and authorizations referred to in Section 6.5, violates any Legal Requirement to which Seller is subject or by which any asset of Seller is bound or affected;

with such exceptions, in the case of each of clauses (ii) through (iv), as would not materially impair Seller’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 6.5     Governmental Consents.  Except as set forth on Schedule 6.5, no notice to, consent, approval or authorization by or registration or filing with, any Governmental Authority is required to be obtained by Seller in connection with the execution or delivery by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby except (i) any actions or filings that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby or (ii) as would not materially impair Seller’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 6.6     No Pending Litigation or Proceedings.  There are no Actions or Proceedings pending against Seller or any of its assets or, to the Company’s Knowledge, threatened against Seller or any of its assets, nor is Seller subject to any outstanding Order of any Governmental Authority or arbitration tribunal that, in each case, would (x) prevent, hinder or materially delay the consummation of the transactions contemplated hereby, or (y) materially impair Seller’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 6.7     Brokers, Finders, Etc.  Seller has not, nor has any Affiliate of Seller, employed, and there is not, any broker, finder, consultant or other intermediary who might be entitled to a fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.8     Disclaimer of Seller; Exclusivity of Representations and Warranties.  Neither Seller nor any other Person has made or is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including any relating to financial condition, results of operations, assets or liabilities of the Company), except as expressly set forth in this Agreement (as modified by the Schedules hereto) or the other Transaction Documents, and Seller hereby disclaims any such other representations or warranties.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows as of the date hereof and as of the Closing:

Section 7.1     Organization.  Buyer is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted, except where the lack of such power and authority would not materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 7.2     Authorization; Enforceability.  This execution and delivery by Buyer of the Transaction Documents to which Buyer is a party and the performance by Buyer of its obligations hereunder and thereunder have been duly and validly authorized by all necessary company action and other proceedings by Buyer and no further company actions on the part of Buyer are necessary to approve and authorize the execution and delivery of the Transaction Documents to which Buyer is a party, or the consummation of the transactions contemplated hereby and thereby.  Buyer has duly executed and delivered this Agreement and, when executed and delivered, each other Transaction Document to which it is a party, and this Agreement and, when executed and delivered, each other Transaction Document to which it is a party constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Legal Requirements of general application relating to or affecting creditors’ rights and to general principles of equity.

Section 7.3     No Violation of Laws; Consents.  None of the execution and delivery by Buyer of any Transaction Documents, the consummation of the transactions contemplated hereby and thereby and the compliance with or fulfillment of the terms, conditions or provisions hereof and thereof by Buyer will: (i) conflict with or violate any provision of the Governing Documents of Buyer; (ii) conflict with, breach, constitute a default (with or without the lapse of time, the giving of notice or both) or an event of default under any of the terms of, results in the termination of or gives rise to a right of termination, cancellation, loss of rights under, modification of any provisions of, increase in any payments or obligations pursuant to or accelerates the maturity of or creates any Encumbrance (other than any Permitted Encumbrance) on any asset or property of Buyer under, any lease, License, indenture, mortgage or any other Contract to which Buyer is a party or by which any of its assets may be bound or affected; or (iii) assuming provision of all notices, registrations and filings and receipt of all consents, approvals and authorizations referred to in Schedule 7.3, violate any Legal Requirement to which Buyer is subject or by which any of its assets may be bound or affected with such exceptions, in the case of each of clauses (ii) and (iii), as would not materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.  No notice to, consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution or delivery by Buyer of the Transaction Documents or the consummation by Buyer of the transactions contemplated hereby and thereby, except as set forth on Schedule 7.3.

Section 7.4     No Pending Litigation or Proceedings.  There are no Actions or Proceedings pending against Buyer or any of its assets or, to the knowledge of Buyer, threatened against Buyer or any of its assets, nor is Buyer subject to any outstanding Order of any Governmental Authority or arbitration tribunal that, in each case, would (a) prevent, hinder or materially delay the consummation of the transactions contemplated hereby, or (b) materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

Section 7.5     Brokers, Finders, Etc.  Neither Buyer nor any of its Affiliates has employed, nor are any of them subject to any valid claim of liability or obligation to, any broker, finder, consultant or other intermediary who might be entitled to a fee or commission in connection with the transactions contemplated by this Agreement.

Section 7.6     Investment.  Buyer is purchasing the Shares for investment for its own account, and not with a view to, or for the offer or sale in connection with, any distribution thereof.  Buyer acknowledges that the Shares have not been registered under the United States Securities Act of 1933 (the “Securities Act”), or any state or foreign securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the

Securities Act and any applicable state securities laws, or pursuant to applicable foreign securities laws, or pursuant to an applicable exemption therefrom.

Section 7.7     Financing.  Buyer has, and will have at the Closing, sufficient funds available to it under its existing fully committed financing facilities and cash on hand to enable it to pay the aggregate Purchase Price and all other payments to be funded by Buyer at Closing in accordance with the terms of this Agreement.

Section 7.8     Disclaimer of Buyer; Exclusivity of Representations and Warranties.  Buyer has not made and is not making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, except as expressly set forth in this Agreement, and Buyer hereby disclaims any such other representations or warranties.

Section 7.9     Inspections; No Other Representations.  Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder.  Buyer acknowledges that Seller has given Buyer adequate access to the key employees and facilities of the Company.  Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary.  Buyer is not relying (and has not relied) on any express or implied representations or warranties of any nature (including as to the accuracy or completeness of any information provided to Buyer) made, or other information provided, by or on behalf of, or imputed to, Seller, the Company, any of their respective Affiliates or any other Person, except as expressly set forth in Article IV and Article VI of this Agreement and the other Transaction Documents.  Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company.

ARTICLE VIII

ACTIONS PRIOR TO CLOSING DATE

Section 8.1     Access to Information; Due Diligence.  (a) The Company shall, from the date of this Agreement until the Closing Date, permit Buyer and its advisors to have such access, at reasonable times and upon reasonable prior notice to Seller and the Company, to all properties, books, records, accounts and Contracts of the Company, and to discuss any matters relating to the Company with the key personnel of the Company, as Buyer may reasonably request, including in connection with Buyer’s evaluation of the outstanding liabilities of the Company in order to manage its post-Closing working capital requirements; provided that  such access shall occur solely during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of the Company.  Up to and including the date of the Closing, Buyer, its employees, representatives, engineers, consultants or agents may, upon reasonable notice to Seller and the Company, enter into and upon all or any portion of the Owned Real Property and, subject to any landlord consents or approvals, the Leased Real Property, to assess or conduct Phase I assessments of the environmental condition of the Business or the Owned Real Property and Leased Real Property; provided, that any intrusive sampling or testing of indoor or outdoor environmental media or building materials shall be subject to the written advance consent of Seller, which consent may be withheld for any reason.  The Company shall reasonably cooperate with Buyer in conducting any such assessment.  The fees and expenses of Arcadis in connection with the preparation of the April 2016 Vendor Due Diligence Report and any other due diligence report that Buyer and Seller mutually agree that Arcadis will prepare, including in connection with any revisions thereto, and any related reliance letters, shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller.  The Company shall provide to Buyer all written, material non-privileged environmental assessments, reports, results of investigations, audits or similar documentation in the possession of or reasonably available to the Company (and, in the case of any material privileged environmental documentation, shall provide, to the extent in the possession of or reasonably available to the Company (in each case, other than such that is publicly available, except to the extent such publicly available material was conducted by or for the Company since the Company’s ownership of the property in question), material non-privileged environmental documentation with respect to any such matter sufficient to describe such matter in the absence of such material privileged environmental documentation) that is reasonably necessary to facilitate any such environmental assessment that is in the possession of or reasonably available to the Company during the period beginning immediately after the date hereof through the Closing Date; provided, that nothing herein shall obligate the Company to commission any such documentation during this time period.

(b)     Notwithstanding anything to the contrary herein, nothing in this Section 8.1 shall require Seller, the Company or any of their respective Affiliates to (i) provide information or documents that are competitively sensitive, are not in such party’s possession or control or do not relate to the Company, (ii) convert information or documents into a different format than the format in which such information or documents are held by such party or (iii) provide access to (A) personnel records of any employee of the Company relating to individual performance or evaluation records, medical histories or other information which, in such party’s good-faith opinion, is sensitive or the disclosure of which could subject any such party or any of their respective Affiliates to risk of liability or (B) information the disclosure of which, in such party’s good faith opinion, (x) would conflict with confidentiality obligations to which such party or any of their respective Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided that, in the case of this clause (y), the Company shall use commercially reasonable efforts to provide the requesting party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege.

Section 8.2     Consents of Third Parties.  Each of the parties shall use their respective reasonable best efforts to obtain before the Closing all consents, authorizations, approvals, waivers or releases of, and to make any notices to or filings with, any Governmental Authority, in each such case that is or may become necessary for the execution or delivery of this Agreement or to consummate the transactions contemplated by this Agreement.  Each of the parties shall use their respective commercially reasonable efforts to obtain before the Closing all consents, authorizations, approvals, waivers or releases of any third party other than a Governmental Authority, in each such case that is or may become necessary for the execution or delivery of this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, that (a) no party shall be obligated to pay any consideration or grant any other concession to any such third party from which such consent, authorization, approval, waiver or release is required and (b) receipt of such consents, authorizations, approvals, waivers or releases shall not be a condition to Buyer’s obligation to consummate the transactions contemplated hereby and neither Seller nor any of its Affiliates shall have any Liability (including under Article XI hereof) as a result of a failure to obtain any such consent, authorization, approval, waiver or release.

Section 8.3     Operations Prior to Closing Date.  Except (x) as expressly required by this Agreement or Legal Requirements, (y) as set forth on Schedule 8.3 or (z) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, from and after the date of this Agreement until the Closing Date or earlier termination of this Agreement according to its terms:

(a)     operate its Business only in the ordinary course of business consistent with past practice in all material respects, and use its commercially reasonable efforts to preserve its business organization and its existing relations and goodwill with suppliers and business associates;

(b)     operate, use, maintain and repair the properties and assets owned, operated or used by the Company in the ordinary course of business consistent with past practice;

(c)     not grant or announce any increase in the rates of salaries, bonuses or other benefits, compensation or commissions payable to any Business Employees (including equity-based compensation, severance or termination payments), except (i) as required by the terms of any Seller Benefit Plan or Assumed Benefit Plan, as the case may be, in effect on the date hereof or as required by any applicable Legal Requirements or (ii) with respect to Business Employees with an annual base salary not in excess of one hundred thousand Dollars ($100,000), in the ordinary course of business consistent with past practice;

(d)     except as required by the terms of any Assumed Benefit Plan or Seller Benefit Plan, as the case may be, in effect on the date hereof or as required by any applicable Legal Requirements, not establish, enter into, terminate, amend or modify in any material respect any (i) Seller Benefit Plan in a manner that impacts Business Employees (unless such action would apply in all material respects in the same manner to Business Employees as to similarly situated employees of Seller and its Affiliates (other than the Business Employees)) or (ii) Assumed Benefit Plan, in each case, to the extent that any such action could reasonably be expected to result in a material liability to the Company;

(e)     not (i) (A) hire any person to be employed by the Company who would be a Business Employee following the date of hire or (B) terminate the employment of any Business Employee (other than terminations of employment for cause), in each case, except for individuals with an annual base salary not in excess of one hundred thousand Dollars ($100,000) in the ordinary course of business consistent with past practice or (ii) transfer the employment of (A) any Business Employee from the Company to Seller or any of its Affiliates (other than the Company) or (B) any employee of Seller or any of its Affiliates (other than the Company) whose services are not primarily related to the Business to the Company, in each case, subject to Seller’s rights and obligations to transfer the Business Employees as set forth in Section 9.4(a) and Section 9.4(c);

(f)     not make, declare or set aside any non-cash dividend or other distribution with respect to its capital stock;

(g)     not sell, pledge, mortgage, assign, transfer, abandon, fail to maintain, dispose of or encumber any of its material assets (whether real, personal or mixed) except for (i) sales or other transfers of Products, Inventory, supplies and obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales with a sale price that does not exceed two hundred thousand Dollars ($200,000) in the aggregate, (iii) transfers expressly contemplated by this Agreement, including Section 9.16 or (iv) dispositions of obsolete assets in the ordinary course consistent with past practice;

(h)     not amend its Governing Documents or enter into any merger, consolidation, restructuring, reorganization or share exchange agreement or similar agreement or adopt resolutions providing therefor;

(i)     not issue, sell, deliver, redeem, purchase or otherwise acquire any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

(j)     not pledge, dispose or otherwise subject to any Encumbrance, or authorize the pledge, disposition or subjecting to any Encumbrance of, any of its equity securities;

(k)     not effect any recapitalization, reclassification, stock split, stock combination or similar change in its capitalization;

(l)     unless required by applicable Legal Requirements, not (i) enter into any Collective Bargaining Agreement or similar agreement or (ii) recognize or certify any labor union or labor organization as the collective bargaining representative for any employees of the Company;

(m)     not effectuate a “plant closing” or “mass layoff” (as those terms are defined under the WARN Act or similar action under non-U.S. law) of its employees;

(n)     not acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company, other than  in the ordinary course of business consistent with past practice;

(o)     not change any of its material accounting principles, methods or practices other than as required by IFRS;

(p)     not make any capital expenditure or commitment for any capital expenditure other than (i) expenditures pursuant to the capital expenditure budget attached hereto as Exhibit A or (ii) unbudgeted capital expenditures not to exceed one hundred thousand Dollars ($100,000) in the aggregate;

(q)     not enter into any new line of business outside of its existing line of business;

(r)     not amend in any material respect the terms of, release any material rights under, terminate or enter into any Contract, in each case which Contract would be required to be scheduled on Schedule 4.20 if existing on the date hereof;

(s)     not enter into any material Lease;

(t)     not commence any Action or Proceeding other than in the ordinary course of business consistent with past practice or settle any Action or Proceeding other than settlements or compromises not exceeding one hundred thousand Dollars ($100,000) individually and one hundred and fifty thousand Dollars ($150,000) in the aggregate;

(u)     not make any loans, advances or capital contributions, except advances for travel and other normal business expenses to officers and employees in the ordinary course of business consistent with past practice;

(v)     not voluntarily incur any Indebtedness (other than letters of credit, banker’s acceptances or similar credit transactions in the ordinary course of business); or

(w)     not agree, whether in writing or otherwise, to do any of the foregoing set forth in clauses (d) – (v).

Nothing in this Section 8.3 shall restrict Seller’s or any of its Affiliates’ ability, in any respect, to (i) remove or otherwise pay out, in any manner, any or all of the Cash of the Company on hand or at banks, (ii) repay or settle any Indebtedness of any of the Company or (iii) settle or otherwise eliminate intercompany accounts and terminate intercompany arrangements in accordance with Section 9.12 hereof.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to Seller) specifically referencing this Section 8.3 and expressly granting consent shall constitute a valid form of consent of Buyer for all purposes under this Section 8.3: Michael Lytton (Michael.Lytton@dpxholdings.com) and Jason B. Connor (Jason.Conner@patheon.com).

Section 8.4     Services from Affiliates.  Buyer acknowledges that the Company currently receives from Seller and its Affiliates certain services and benefits, including IT services and the benefit of the use of IT assets of Seller and its Affiliates.  Other than as may be provided pursuant to the terms of the Transition Services Agreement, Buyer further acknowledges and agrees that all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the Company and the Business as of the Closing, and thereafter the sole obligation of Seller and its Affiliates with respect to the provision of any services with respect to the Business shall be as set forth in the Transition Services Agreement or pursuant to the terms of any Contract entered into by Seller or any of its Affiliates upon or after, or effective upon or after, the Closing.  Other than as set forth in the Transition Services Agreement, Buyer agrees to, and to cause the Company to, reasonably cooperate with Seller and its Affiliates to ensure that Buyer, the Company and their respective Affiliates shall not access the IT assets of Seller and its Affiliates, including email accounts, after the Closing.

Section 8.5     Insurance

.  Buyer acknowledges and agrees that, from and after the Closing, the Company shall cease to be insured by Seller’s and its Affiliates’ current and historical insurance policies or programs or by any of their current and historical self-insured programs, and Buyer and its Affiliates shall not have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds).

Section 8.6     Pre-Closing TSA Support

.  Starting after the date hereof, at reasonable times and upon the reasonable request of Buyer made with reasonable prior notice to Seller, employees of Seller or its Affiliates designated by Seller will participate in meetings, workshops and teleconferences with employees of Buyer or its Affiliates that are organized by Buyer in connection with the services to be provided by Seller or its Affiliates to the Company pursuant to the Transition Services Agreement (“Pre-Closing TSA Support”); provided, that such Pre-Closing TSA Support shall not exceed a total of fifteen (15) man-days in the aggregate and shall not unreasonably interfere with the operations of Seller, the Company or any of their respective Affiliates.

ARTICLE IX

ADDITIONAL AGREEMENTS

Section 9.1     Tax Matters.

(a)     Conduct of Business with respect to Taxes.  During the period from the date hereof to the Closing Date:

(i)     without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall not make, revoke or amend any material Tax election; change any annual accounting period; adopt or change any material method of accounting or reverse any accruals (except as required by a change in applicable Legal Requirements or IFRS); file any material amended Tax Returns; sign or enter into any closing agreement or settlement agreement with respect to any material Tax liability; or consent to any extension or waiver of the limitations period applicable to any material claim or assessment, in each case, with respect to Taxes; and

(ii)     The Company shall promptly notify Buyer of any material Tax claim, investigation or audit pending against or with respect to the Company in respect of any Tax matters (or any significant developments with respect to ongoing Tax matters), including material Tax liabilities.

(b)     Preparation and Filing of Pre-Closing Period Tax Returns of the Company.  Seller shall, at its cost and expense, prepare, or cause to be prepared all (i) Pre-Closing Period Tax Returns required to be filed by the Company and (ii) all Tax Returns that the Company files jointly with Seller or any of its Affiliates (other than the Company).  All such Pre-Closing Period Tax Returns described in clause (i) shall be prepared and filed in a manner that is consistent with the prior practice of the Company, except as required by applicable Legal Requirements.  Seller shall timely file all such Pre-Closing Period Tax Returns; provided, however, if any such Pre-Closing Period Tax Return is filed after the Closing and Seller is not authorized to execute and file such Pre-Closing Period Tax Return by applicable Legal Requirements, Buyer shall execute and file (or cause to be executed and filed) such Pre-Closing Period Tax Return with the appropriate Taxing Authority.  Seller shall pay all Pre-Closing Taxes due and payable in respect of all Pre-Closing Period Tax Returns of the Company; provided, however, that if (i) any Pre-Closing Period Tax Return is due after the Closing and is to be filed (or caused to be filed) by Buyer, Seller shall pay (in immediately available funds) to Buyer the amount of all Pre-Closing Taxes due and payable with respect to such Pre-Closing Period Tax Return (determined pursuant to this Section 9.1(b)) no later than three (3) Business Days prior to the earlier of the date such Pre-Closing Period Tax Return is filed or the Due Date of such Pre-Closing Period Tax Return.

(c)     Preparation and Filing of Straddle Period Tax Returns of the Company.  Buyer shall, at its cost and expense, prepare and timely file, or cause to be prepared and timely filed, all Straddle Period Tax Returns required to be filed by the Company.  All Straddle Period Tax Returns shall be prepared and filed in a manner that is consistent with the prior practice of the Company, except as required by applicable Legal Requirements.  Buyer shall deliver or cause to be delivered drafts of all Straddle Period Tax Returns to Seller for its review at least thirty (30) days prior to the Due Date of any such Straddle Period Tax Return and shall notify Seller of Buyer’s calculation of Seller’s share of the Taxes of the Company for such Straddle Period (determined in accordance with Section 9.1(d)); provided, however, that such drafts of any such Straddle Period Tax Returns and such calculations of Seller’s share of the Tax liability for such Straddle Period (determined in accordance with Section 9.1(d)) shall be subject to Seller’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.  If Seller disputes any item on such Straddle Period Tax Return, it shall notify Buyer (by written notice within fifteen (15) days of receipt of such Straddle Period Tax Return and calculation) of such disputed item (or items) and the basis for its objection.  If Seller does not object by written notice within such period, such draft of such Straddle Period Tax Return and calculation of Seller’s share of the Taxes for such Straddle Period shall be deemed to have been accepted and agreed upon, and final and conclusive, for purposes of this Section 9.1(c).  Buyer and Seller shall negotiate in good faith to resolve any such dispute prior to the Due Date of such Straddle Period Tax Return.  If Buyer and Seller cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm (the “Independent Accounting Firm”) jointly engaged by Buyer and Seller as promptly as practicable, whose determination shall be final and conclusive for purposes of this Section 9.1(c).  The fees and expenses of the Independent Accounting Firm shall be paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller.  No later than three (3) Business Days prior to the earlier of the date a Straddle Period Tax Return of the Company is filed or the Due Date of such Straddle Period Tax Return, Seller shall pay (in immediately available funds) to Buyer the amount of all Pre-Closing Taxes required to be paid with respect to such Straddle Period Tax Return (determined pursuant to this Section 9.1(c)).

(d)     Computation of Liabilities.  To the extent permitted or required, the taxable year of the Company that includes the Closing Date shall close as of the end of the Closing Date.  Whenever it is necessary to determine the liability for Taxes for a Straddle Period relating to:

(i)     Taxes of the Company not described in Section 9.1(d)(ii) (e.g., real property Taxes or other ad valorem Taxes), the determination of the Taxes of the Company for the portion of the Straddle Period ending on and including and for the portion of the Straddle Period beginning and ending after the Closing Date shall be calculated by allocating such Taxes to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period in the period before and ending on the Closing Date, on the one hand, and the number of days in the Straddle Period in the period after the Closing Date, on the other hand; and

(ii)     (A) Taxes based on the income or receipts of the Company for a Straddle Period, (B) Taxes imposed in connection with any sale or other transfer or assignment of property (including all sales and use Taxes) for a Straddle Period other than Transfer Taxes described in Section 9.1(f) and (C) withholding Taxes relating to a Straddle Period, the determination of the Taxes of the Company for the portion of the Straddle Period ending on and including, and for the portion of the Straddle Period beginning and ending after, the Closing Date shall be calculated by assuming that the Straddle Period consisted of two (2) taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Company for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date.

Unless otherwise required by Legal Requirements, all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practices of the Company.

(e)     Cooperation in Tax Matters.  Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to reasonably cooperate, in connection with the preparation and filing of Tax Returns of the Company.  Seller agrees to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements, if any, entered into with any Taxing Authority.  Seller and Buyer shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).  Buyer shall cause the Company to provide access to Seller at any reasonable time and from time to time, at the business location at which the books and records are maintained after the Closing Date, to such Tax data of the Company for taxable periods (or portions thereof) ending on or before the Closing Date as Seller may from time to time reasonably request.  Buyer shall furnish, and request the independent accountants and legal counsel of Buyer and the Company to furnish, to Seller such additional Tax and other information and documents in the possession of such Persons relating to taxable periods (or portions thereof) of the Company ending on or before the Closing Date as Seller may from time to time reasonably request.

(f)     Transfer Taxes.  Buyer shall pay fifty percent (50%) of and Seller shall pay fifty percent (50%) of all transfer, real property transfer, documentary, sales, use, stamp, duty, recording, value-added and similar Taxes (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby (together, “Transfer Taxes”).  Notwithstanding Section 9.1(b) and Section 9.1(c), which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed on or prior to the Due Date by the party primarily and customarily responsible under applicable Legal Requirements for filing such Tax Returns, and such party shall provide such Tax Returns to the other party at least ten (10) days prior to the Due Date for such Tax Returns.  Buyer and Seller shall cooperate in the preparation and filing of all Tax Returns or other applicable documents for or with respect to Transfer Taxes, including timely signing and delivering such documents and certificates as may be necessary or appropriate to file such Tax Returns or establish an exemption from (or otherwise reduce) Transfer Taxes.

(g)     Tax Refunds.  From and after the Closing, Buyer shall promptly pay (or cause to be paid) to Seller the amount of any refunds or credits actually received by the Company in respect of Pre-Closing Taxes of the Company or Taxes paid by Seller pursuant to an indemnification payment hereunder (including interest paid therewith and net of any Taxes imposed thereon and any reasonable third-party out-of-pocket expenses incurred by the Company in obtaining such refund or credit).  In the event of a subsequent reversal of all or a portion of any Tax refund in respect of which a payment has been made to Seller hereunder, Seller shall repay to Buyer an amount properly reflecting such reversal.

(h)     Tax Proceedings.

(i)     Buyer shall deliver a written notice to Seller promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding (a “Tax Proceeding”) with respect to Pre-Closing Taxes or any other Taxes for which Seller may reasonably be expected to be liable pursuant to an indemnity hereunder, and shall describe in reasonable detail (to the extent known by Buyer) the facts constituting the basis for such Tax Proceeding, the nature of the relief sought, and the amount of the claimed Losses (including Taxes), if any (the “Tax Claim Notice”), provided, however, that the failure or delay to so notify Seller shall not relieve Seller of any obligation or liability that

Seller may have to Buyer, except to the extent that Seller is adversely prejudiced thereby.

(ii)     With respect to Tax Proceedings for Taxes payable by Seller pursuant to an indemnity hereunder, Seller may elect to assume and control the defense of such Tax Proceeding by written notice to Buyer within thirty (30) days after delivery by Buyer to Seller of the Tax Claim Notice.  If Seller elects to assume and control the defense of such Tax Proceeding, Seller (A) shall bear its own costs and expenses, (B) shall be entitled to engage its own counsel and (C) may (1) pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority, (2) either pay the Tax claimed or sue for refund where applicable Legal Requirements permit such refund suit or (3) contest, settle or compromise the Tax Proceeding in any permissible manner; provided, however, that Seller shall not settle or compromise (or take other actions described herein with respect to) any Tax Proceeding without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement or compromise would reasonably be expected to adversely affect the Tax liability of Buyer or any of its Affiliates (including the Company) for any Tax period ending after the Closing Date.   If Seller elects to assume the defense of any Tax Proceeding, Seller shall (x) keep Buyer reasonably informed of all material developments and events relating to such Tax Proceeding (including promptly forwarding copies to Buyer of any related correspondence), and shall provide Buyer with an opportunity to review and comment on any material correspondence before Seller sends such correspondence to any Taxing Authority, (y) consult with Buyer in connection with the defense or prosecution of any such Tax Proceeding and (z) provide such cooperation and information as Buyer shall reasonably request.  Subject to Section 9.1(h)(iv), Buyer shall have the right to participate in (but not control) the defense of such Tax Proceeding (including participating in any discussions with the applicable Taxing Authorities regarding such Tax Proceedings) at its own cost and expense.

(iii)     Buyer shall control any Tax Proceeding for Taxes payable by Seller pursuant to an indemnity hereunder that Seller does not timely elect to control pursuant to Section 9.1(h)(ii) and Seller shall cooperate with Buyer in pursuing such Tax Proceeding.  In connection with any Tax Proceeding that is described in this Section 9.1(h)(iii) and controlled by Buyer, Buyer shall (x) keep Seller reasonably informed of all material developments and events relating to such Tax Proceeding (including promptly forwarding copies to Seller of any related correspondence and shall provide Seller with an opportunity to review and comment on any material correspondence before Buyer sends such correspondence to any Taxing Authority), (y) consult with Seller in connection with the defense or prosecution of any such Tax Proceeding and (z) provide such cooperation and information as Seller shall reasonably request.  Seller shall have the right to participate in (but not control) the defense of such Tax Proceeding (including participating in any discussions with the applicable Taxing Authorities regarding such Tax Proceedings) at its own cost and expense.  Buyer shall not settle or compromise (or take other actions, described herein with respect to) any Tax Proceeding without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(iv)     Notwithstanding anything to the contrary in this Agreement, Seller shall have sole control over any Tax Proceeding that relates to any affiliated, consolidated, combined or unitary group that includes Seller or any of its Affiliates and may conduct and settle any such Tax Proceeding in its sole discretion.

(v)     Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Proceedings shall be governed exclusively by this Section 9.1(h) (and not Section 11.3).

(i)     Tax Adjustments.  The parties agree to treat any amount paid after the Closing by or on behalf of Seller to Buyer (or by Buyer to Seller) pursuant to this Agreement as an adjustment to the Purchase Price for the Shares for Tax purposes, unless a final determination by the appropriate Taxing Authority or court causes any such payment not to be treated as an adjustment to the Purchase Price for Tax purposes.

Section 9.2     [Reserved].

Section 9.3     Publicity.  No public release or announcement concerning the transactions contemplated hereby shall be issued by any party hereto without the prior written consent of the other party, unless such release or announcement shall be required by any applicable Legal Requirements or the listing rules of a stock exchange, in which case, to the extent permitted by Legal Requirements and reasonably practicable, the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of its issuance and shall consider any such comments in good faith (including any request to seek confidential treatment).  Buyer and Seller agree that the initial press release (or releases) to be issued with respect to the transactions contemplated by this Agreement shall be in a form mutually agreed to by the parties and issued promptly following the execution of this Agreement (the “Announcement”).  Notwithstanding the forgoing, this Section 9.3 shall not apply to any press release or other public statement made by Buyer or Seller (a) which is consistent with the Announcement and does not contain any information relating to Buyer, Seller, the Company or their respective Affiliates that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate to the signing of this Agreement or the transactions contemplated by this Agreement.

Section 9.4     Post-Closing Benefits.

(a)     Transfer of Business Employees.  Except as set forth in Section 9.4(c), effective as of immediately prior to the Closing, Seller shall, or shall cause its appropriate Affiliate to, (i) transfer the employment of any employee of the Company who is not a Business Employee from the Company to Seller or one of its Affiliates (other than the Company), as designated by Seller, and (ii) transfer the employment of any Business Employee who is employed by Seller or one of its Affiliates (other than the Company) from such entity to the Company.

(b)     Continuation of Employment. Each Business Employee who, as of the Closing, is employed by the Company, shall continue employment with the Company immediately following the Closing, and shall be a “Transferred Employee” for all purposes under this Agreement

(c)     Inactive Employees.

(i)     Seller shall (A) on the Closing Date, provide to Buyer an accurate and complete list of all Inactive Employees as of such date, including each Inactive Employee’s expected date of return to active employment, and (B) following the Closing Date, keep Buyer reasonably informed of any changes to the expected date of return for any Inactive Employee.

(ii)     Notwithstanding anything set forth in Section 9.4(a) to the contrary, each Inactive Employee shall remain an employee of, or have his or her employment transferred prior to the Closing to, Seller or one of its Affiliates (other than the Company).  Subject to Seller notifying Buyer of an Inactive Employee’s return to active employment within five (5) Business Days of such return, Buyer or one of its Affiliates (including the Company) shall make an offer of employment to such Inactive Employee on terms consistent with those applicable to Transferred Employees generally under this Section 9.4, provided that the Inactive Employee returned to active employment with Seller and its Affiliates on or prior to the expiration date of such Inactive Employee’s eligibility for disability benefits or approved leave period, but no later than six months following the Closing Date (or such longer period required by applicable Legal Requirements).  From and after such Inactive Employee’s commencement of employment with Buyer or one of its Affiliates (including the Company), such Inactive Employee shall be considered a Transferred Employee for all purposes under this Agreement.

(d)     Continuation of Benefits. For the period commencing on the Closing Date and ending one year after the Closing Date (provided that if the Closing Date is not the last day of the calendar month, the Continuation Period shall end on the last day of the twelfth calendar month after the Closing Date), Buyer shall, or shall cause its Affiliates (including the Company) to, provide each Transferred Employee with a base salary or wage rate no less favorable than the base salary or wage rate provided to such Transferred Employee immediately prior to the Closing Date.  For the period commencing on the Closing Date and ending on December 31, 2017 (the “Continuation Period”), Buyer shall, or shall cause its Affiliates (including the Company) to, provide each Transferred Employee with employee health, welfare and retirement benefits (other than any defined benefit pension, retiree health or retiree life insurance benefits) that are substantially comparable in the aggregate to those employee health, welfare and retirement benefits (other than any defined benefit pension, retiree health or retiree life insurance benefits) provided to such Transferred Employee immediately prior to the Closing Date.  Except to the extent required by applicable Legal Requirements, effective as of the Closing Date each Transferred Employee shall cease all active participation in, and accrual of benefits under, any Seller Benefit Plan.  Buyer agrees to honor, or shall cause its Affiliates (including the Company) to honor, the contractual obligations of the Company under the provisions of each Assumed Benefit Plan, Collective Bargaining Agreement (if applicable) and any other Employee Benefit Plan that Buyer or any of its Affiliates is required to assume under applicable Legal Requirements or any Collective Bargaining Agreement, as applicable, as such plan or agreement relates to each Transferred Employee.  Notwithstanding the foregoing, no provision of this Section 9.4(d) is intended to prevent Buyer from amending or terminating any such Assumed Benefit Plan in accordance with its terms.

(e)     Service Credit. From and after the Closing and with respect to each Transferred Employee, Buyer and its Affiliates (including the Company) shall (a) recognize for all purposes, including for purposes of eligibility, vesting and benefit levels and accruals (but excluding accruals under a defined benefit pension plan and a retiree health or retiree life insurance plan), under any “employee benefit plan,” as defined in Section 3(3) of ERISA or any plan, program, policy, agreement or arrangement that is sponsored or maintained by (or may be established or maintained by) Buyer or any of its Affiliates (including the Company) on or after the Closing Date (collectively, “Buyer Benefit Plans”), service with Seller and its Affiliates (including the Company), as well as service with predecessor employers, earned prior to the Closing Date to the extent such service was recognized by the Company or Seller (or its Affiliates), as the case may be, prior to the Closing, (b) waive any pre-existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period or similar condition, limitation or requirement with respect to participation and coverage of each Transferred Employee (and his or her eligible dependents) under all Buyer Benefit Plans that provide health and other welfare benefits, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such Transferred Employee (or his or her eligible dependents) under the corresponding Seller Benefit Plan or Assumed Benefit Plan, as the case may be, immediately prior to the Closing Date and (c) provide full credit under all Buyer Benefit Plans that provide health or other welfare benefits for the dollar amount of any co-payments, out-of-pocket expenses, deductibles or similar payments or expenses made or incurred under a Seller Benefit Plan or Assumed Benefit Plan, as the case may be, with respect to each Transferred Employee (and his or her eligible dependents) prior to the Closing Date for the plan year in which the Closing occurs.  For the avoidance of doubt, on and after the Closing Date, any claims for services made by Transferred Employees that are incurred (but not reported) prior to the Closing Date shall be submitted under the applicable group health Seller Benefit Plan and any costs and liabilities arising from or in connection with any such claims shall be an obligation of Seller.

(f)     Transition Payment.  Two (2) Business Days prior to the Closing Date, Seller shall provide Buyer with a list of Business Employees as of such date (the “Current Business Employees”).  “Transition Payment” means an amount equal to the sum of the amounts set forth opposite each Current Business Employee’s name under the heading “Severance Amount if Termed within 24 Months” on Schedule 9.4(f), and the Transition Payment shall be paid by Seller in accordance with Section 3.3(a).  During the period from the Closing Date until the second (2nd) year anniversary of the Closing Date, Buyer agrees to provide (i) any Transferred Employee who ceases employment with Buyer or its Affiliates (and who has remained continuously employed by Buyer or its Affiliates from the Closing Date until the date of such cessation of employment) with a payment equal to the amount set forth opposite such Transferred Employee’s name under the heading “Severance Amount if Termed within 24 Months” on Schedule 9.4(f), as and when such Transferred Employee ceases to be employed by Buyer or such Affiliate, and (ii) any Transferred Employee who remains employed by Buyer or its Affiliates as of the second (2nd) year anniversary of the Closing Date (and who has remained continuously employed by Buyer or its Affiliates from the Closing Date until the second (2nd) year anniversary of the Closing Date) with a payment equal to the amount set forth opposite such Transferred Employee’s name under the heading “24 Month Transition Payment” on Schedule 9.4(f), on the second (2nd) year anniversary of the Closing Date; provided that Buyer shall not make any such payments to any Transferred Employee who is terminated by Buyer or its Affiliates for cause or who voluntarily resigns from the employment of Buyer or its Affiliates; provided, further, that, for the avoidance of doubt, each Transferred Employee (to the extent eligible pursuant to the preceding part of this sentence) shall only receive a maximum of one payment pursuant to this Section 9.4(f) and such payment shall be no more than the payment to which such Transferred Employee is entitled pursuant to this Section 9.4(f).  Subject to the terms of the Escrow Agreement, Buyer and Seller shall provide joint written instructions to the Escrow Agent to release funds from the Transition Escrow Account to Buyer by wire transfer in immediately available funds to the account designated by Buyer solely for the purpose of Buyer making the payments in accordance with the preceding sentence.  Buyer and Seller agree that, subject to the terms of the Escrow Agreement, (x) Seller will have the right to periodically review Buyer’s use of funds from the Transition Escrow Account to the extent reasonably necessary to review Buyer’s compliance with the requirements of the preceding sentence and the terms of the Escrow Agreement and (y) to the extent that, after the second (2nd) year anniversary of the Closing Date, there are any funds remaining in the Transition Escrow Account which are not subject to a payment obligation that satisfies the requirements of this Section 9.4(f) in respect of a termination of employment occurring prior to such date (the “Transition Payment Balance”), pursuant to the terms of the Escrow Agreement, Buyer and Seller will provide joint written instructions to the Escrow Agent to pay the Transition Payment Balance to Seller by wire transfer in immediately available funds to the account designated by Seller.  Notwithstanding anything to the contrary herein, Buyer and Seller agree that, at least five Business Days prior to the Closing, Buyer may identify certain Business Employees who are not needed in the operation of the Company following the Closing and Seller shall terminate the employment of such Business Employees with respect to the Company or transfer the employment of such Business Employees to Seller or an Affiliate of Seller other than the Company prior to the Closing; provided, that the number of such Business Employees identified by Buyer shall not exceed 10% of the total number of Business Employees as of the date hereof.

(g)     Pension Plans.  Buyer shall not assume any obligations under or liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan that is a “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA or a non-U.S. pension or defined benefit plan.

(h)     Accrued Vacation. To the extent applicable, Buyer will recognize and assume the liability with respect to accrued but unused vacation time for all Transferred Employees in which such recognition is permitted by applicable Legal Requirements.  In each jurisdiction where payment of the value of accrued but unused vacation time to Transferred Employees in connection with the Closing is required by applicable Legal Requirements, (i) Seller will pay, or cause to be paid, all accrued but unused vacation time to Transferred Employees as soon as reasonably practicable after the Closing Date and (ii) Buyer will credit each such Transferred Employee with unpaid vacation time equal to the balance of the accrued but unused vacation paid to such Transferred Employees pursuant to clause (i).  Buyer will permit each Transferred Employee to use any accrued but unused vacation time credited pursuant to this Section 9.4(h), in accordance with Buyer’s applicable vacation policies, through the first anniversary of the Closing Date; provided, however, that if such accrued but unused vacation time is not used by such Transferred Employee prior to the first (1st) anniversary of the Closing Date, any then remaining unused vacation time shall be subject to Buyer’s standard existing vacation policy.

(i)     WARN Act. Buyer shall be solely responsible for, and agrees to indemnify and hold harmless Seller and its Affiliates from and against, any liabilities under the WARN Act with respect to any employee of the Company who is found to have suffered an “employment loss” under the WARN Act on or after the Closing Date or who, by reason of actions by Buyer or its Affiliates at or after the Closing, is deemed to have suffered an “employment loss” under the WARN Act at or prior to the Closing; provided that Seller shall cooperate in good faith with Buyer and its Affiliates to deliver any notices to employees of the Company and take any other actions as of the Closing Date as may be needed to comply with the WARN Act (provided that Buyer provides a timely list to Seller of employees that Buyer expects will experience an “employment loss” on or following the Closing that could result in any obligations under the WARN Act).  No later than fifteen (15) days prior to the Closing Date, Seller shall provide a list of the name and site of employment of any and all employees of the Company who have experienced an “employment loss” under the WARN Act during the preceding ninety (90) day period, which such list shall be updated by Seller as of the Closing Date.

(j)     401(k) Plan. Effective at or as soon as reasonably practicable after the Closing, Buyer shall permit each Transferred Employee who, as of immediately prior to the Closing, was eligible to participate in a Seller Benefit Plan that is a tax-qualified defined contribution plan (the “Seller 401(k) Plan”) to be eligible to participate in Buyer’s tax-qualified defined contribution plan or plans with a cash or deferred feature (the “Buyer 401(k) Plan”), and the Buyer 401(k) Plan shall accept rollovers of distributions in respect of Transferred Employees, including the in-kind rollover of notes evidencing loans to Transferred Employees.  If such participation in the Buyer 401(k) Plan does not commence effective as of the Closing Date, Buyer will use its best efforts to provide for Buyer to make, as soon as reasonably practicable after the Transferred Employees commence participating in the Buyer 401(k) Plan, an employer contribution with respect to each Transferred Employee who participated in the Seller 401(k) Plan immediately prior to the Closing in an amount equal to the amount, if any, of employer contributions that otherwise would have been contributed in respect of such Transferred Employee had such Transferred Employee been able to participate in the Buyer 401(k) Plan immediately after the Closing.  Buyer shall continue to make available to Transferred Employees and maintain for the benefit of Transferred Employees the Buyer 401(k) Plan in accordance with its terms during the Continuation Period.

(k)     Treatment of Equity Awards.  Seller shall, or shall cause its Affiliates to, take all actions necessary to cause (i) each S-SAR held by a Transferred Employee to become fully vested as of the Closing and (ii) each Restricted Stock Unit held by a Transferred Employee to be subject to pro-rated accelerated vesting and released from any transfer restrictions as of the Closing, in each case in accordance with the respective terms of such S-SAR or Restricted Stock Unit and the S-SAR Plan or RSU Plan, as applicable, that apply upon the occurrence of a “job elimination.”

(l)     Success Bonuses. Buyer agrees to honor and pay, or cause to be honored and paid, the Success Bonuses in accordance with their terms and the terms of Schedule 4.18(e) of the Disclosure Letter.  For the avoidance of doubt, any Success Bonuses actually paid by Buyer or one of its Affiliates (including the Company) to Transferred Employees after the Closing shall be Seller’s Transaction Expenses.

(m)     Annual Bonuses.  Buyer shall pay, or cause to be paid, to each Transferred Employee, his or her annual cash bonus in respect of the 2016 performance year, based on actual achievement of any applicable performance conditions through the end of the 2016 performance year (collectively, the “2016 Annual Bonus Payments”).  The 2016 Annual Bonus Payments shall be calculated by Seller in the ordinary course of business; provided that Buyer agrees to (i) cooperate in good faith with Seller in connection with the calculation of the 2016 Annual Bonus Payments and (ii) provide any information reasonably requested by Seller to perform such calculation.  The 2016 Annual Bonus Payments shall be paid in a lump sum on or after the Closing Date; provided, that in no event shall the 2016 Annual Bonus Payments be paid later than March 15, 2017.  The 2016 Annual Bonus Payments shall be in addition to any annual cash bonus provided by Buyer to the Transferred Employees in respect of the performance year in which the Closing Date occurs.  For the avoidance of doubt, the 2016 Annual Bonus Payments actually paid by Buyer or one of its Affiliates (including the Company) to Transferred Employees on or after the Closing shall be Seller’s Transaction Expenses.

(n)     Flexible Spending Accounts. To the extent any Transferred Employee is participating in a Seller Benefit Plan that provides for qualified flexible spending accounts for medical and/or dependent care expenses (“Seller FSA”) as of the Closing, Buyer shall permit each such Transferred Employee, effective as of the Closing Date and through the Continuation Period, to be eligible to participate in an employee benefit plan maintained by Buyer or its Affiliates that provides for qualified flexible spending accounts for medical and/or dependent care expenses, as applicable.  Buyer shall credit such accounts with the amount (positive or negative) credited as of the Closing Date under comparable accounts maintained under Seller Benefit Plans from the beginning of the plan year to the Closing Date.  As soon as practicable after the Closing Date, (i) Seller shall pay to Buyer in cash the amount, if any, by which aggregate contributions made by the Transferred Employees to any Seller FSA exceeded the aggregate benefits provided to Transferred Employees as of the Closing or (ii) Buyer shall pay to Seller in cash the amount, if any, by which aggregate benefits provided to Transferred Employees under any Seller FSA exceeded the aggregate contributions made by Transferred Employees as of the Closing.

(o)     Notice and Consultation Obligations. To the extent applicable, Buyer and Seller shall (or shall cause their respective Affiliates, to) cooperate in good faith to comply in all respects with all employee-related notification, information, consultation and co-determination obligations arising under any applicable Legal Requirements, any Collective Bargaining Agreement or any other legally enforceable agreement applicable to the Transferred Employees.

(p)     No Third-Party Beneficiaries. Without limiting the generality of Section 12.6, this Section 9.4 is included for the sole benefit of the parties hereto (and their respective permitted successors and assigns) and nothing herein, express or implied, shall create any rights, remedies, benefits or obligations in any other Person, including any Business Employee, Transferred Employee or other current or former employee, officer, director or individual independent contractor (including any representative, beneficiary or dependent thereof) of the Company or Seller or Buyer (or any of their respective Affiliates).  Nothing contained herein, express or implied: (i) shall alter or limit the ability of Buyer or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, terminate any employee or alter the terms of any employee’s employment (in each case, subject to compliance with the terms of any written employment agreement);  (ii) shall be deemed to be a guarantee of employment for any employee; or (iii) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

Section 9.5     Officer and Director Indemnification and Insurance.

(a)     Buyer agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors, officers or employees of the Company, as provided in the Governing Documents, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.  In the event that Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 9.5(a).

(b)     On or prior to the Closing Date, Buyer shall obtain a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide customary insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company on or prior to the Closing Date.  The costs of such policy shall be borne by Buyer.

Section 9.6     Further Assurances.  Each party will execute and deliver such further instruments and shall use their respective reasonable best efforts to take such further actions as may be reasonably requested by the other party to consummate the transactions contemplated by this Agreement.

Section 9.7     Nonsolicitation.  For a period from the Closing Date and ending two (2) years after the Closing, neither Seller nor its controlled Affiliates, except as set forth on Schedule 9.7, will, directly or indirectly, solicit for employment or hire any Transferred Employee who has a base salary not less than one hundred and fifteen thousand Dollars ($115,000) as of the Closing; provided, however, that Seller and its controlled Affiliates shall not be prohibited from (a) conducting generalized solicitations for employees (which solicitations are not specifically targeted at employees of the Company, Buyer or any of its Affiliates) through the use of media advertisements or professional search firms that have not been instructed to specifically target employees of the Company and (b) hiring any persons (i) who respond to such solicitations or (ii) who have ceased to be employed by the Company, Buyer or any of its Affiliates (provided that such person has ceased employment with the Company, Buyer or any of its Affiliates for a period of at least six (6) months).

Section 9.8     Confidentiality.  From and after the Closing until the fifth (5th) anniversary of the Closing Date, Seller will refrain from directly or indirectly through its Affiliates disclosing to any Person any confidential, proprietary or secret information relating to the Company or the Business; provided that the foregoing shall not apply to disclosure required by applicable Legal Requirements or the listing rules of a stock exchange.  For purposes of this Section 9.8, the “confidential, proprietary or secret information relating to the Company or the Business” that is subject to this Section 9.8 is information relating to the Business, but in any event does not include any information (a) that is or becomes generally available to the public (other than as a result of a breach of this Section 9.8), (b) becomes available to Seller or any of its Affiliates from a third party after the Closing not known by Seller or such Affiliate to be bound by a confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure of such information, (c) previously known on a non-confidential basis by Seller or any of its Affiliates or (d) is, prior to the Closing, known or used in the businesses of Seller and its Affiliates more broadly than in the Business.  For the avoidance of doubt, nothing in this Section 9.8 shall in any way limit or restrict Seller’s or any of its Affiliates’ right or ability to engage in any activity or business, whether or not competitive with the business of the Company.

Section 9.9     Exclusive Dealing.  During the period from the date of this Agreement until the earlier of (a) the date this Agreement is terminated in accordance with its terms, and (b) the Closing Date, the Company and Seller shall not, and shall direct their respective Affiliates and their respective representatives to refrain from taking any action to, directly or indirectly, knowingly encourage, initiate, solicit or engage in negotiations with, provide confidential information to or enter into any agreement with, any Person, other than Buyer (and its Affiliates and representatives), concerning any purchase of the Shares, any merger involving the Company, any sale of all or substantially all of the assets of the Company, or similar transaction involving the Company.

Section 9.10     Financial Statements.

(a)     Seller shall use commercially reasonable efforts to prepare and deliver to Buyer true, correct and complete copies of the Unaudited Interim Financial Statements (together with a bridge from IFRS to GAAP (a “GAAP Bridge”) with respect to the portion of the Unaudited Interim Financial Statements that is the income statement and balance sheet for the nine-month period ending September 30, 2016 (the “Interim GAAP Bridge”)) and a GAAP

Bridge with respect to the portion of the Audited Financial Statements that is the income statement for the year ending December 31, 2015 (the “2015 GAAP Bridge”).

(b)     Buyer and Seller agree that Buyer shall reimburse Seller’s reasonable and documented out-of-pocket costs and expenses (including accountant’s fees) actually incurred by Seller or its Affiliates to the extent reasonably related to the preparation of the Audited Financial Statements, the Interim GAAP Bridge and the 2015 GAAP Bridge (collectively, the “Financial Statement Expenses”).  Buyer shall reimburse Seller for any Financial Statement Expenses within fifteen (15) Business Days of the receipt of an invoice with reasonable supporting documentation for such Financial Statement Expenses from Seller.

Section 9.11     Notifications.

(a)     During the period from the date of this Agreement until the Closing, Buyer shall promptly notify Seller and the Company, and Seller and the Company shall promptly notify Buyer, upon obtaining knowledge (i.e., in the case of Seller and the Company, to the Company’s knowledge) of:

(i)     any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(ii)     any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated hereby; and

(iii)     the commencement of any action, suit, claim, investigation or proceeding that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to (A) Section 4.12, in the case of the Company, (B) Section 6.6, in the case of Seller, or (C) Section 7.4, in the case of Buyer; or

(iv)     written notice by any individual listed on Section 4.17(g) of his or her intention to resign as a result of the transactions contemplated by this Agreement.

(b)     Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 9.11 shall not provide the other party hereto the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement would independently provide such right with respect to the notifiable matter.

(c)     Notwithstanding anything to the contrary herein, no information or notice provided pursuant to this Section 9.11 shall be considered for purposes of establishing whether or not the closing condition set forth in Section 10.1(a) and (b) or Section 10.2(a) has been satisfied or for purposes of the indemnification obligations set forth in Article XI or shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller or the Company, or Buyer, as applicable, in this Agreement.

Section 9.12     Intercompany Accounts and Arrangements.

(a)     Except for this Agreement, the arrangements set forth on Schedule 9.12 and the Transaction Documents, effective as of the Closing, all intercompany Contracts, between the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, shall be terminated and be of no further force or effect after the Closing Date.  Except as set forth on Schedule 9.12, prior to the Closing, the Company and Seller shall (and shall cause their Affiliates to) settle or otherwise eliminate all intercompany balances (other than any intercompany balance relating to the intercompany agreements set forth on Schedule 9.12) in such manner and on such terms as the Company and Seller may determine (including settlement or elimination thereof for no consideration or for consideration less than the outstanding balance of such intercompany balances).

(b)     Except to the extent provided to the contrary in this Agreement or the Transaction Documents, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby releases the Company from any Liability to the extent arising out of any and all past actions or failures to take action, in each case occurring prior to the Closing, including any actions which may be deemed to have been negligent, relating to or arising out of Contracts with the Company or the operation or conduct of any business, assets (including activities performed thereat) or operations managed or operated by, or operationally related, directly or indirectly, to the Business, except for any obligation pursuant to the provisions of this Agreement or the Transaction Documents.

Section 9.13     Confidentiality.  The Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Closing.  If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except that Buyer hereby agrees that the term thereof shall be extended to the date that is two years from the date of such termination.

Section 9.14     Seller Intellectual Property.  Except as expressly provided in the other Transaction Documents or any other written agreement between Seller (or any of its Affiliates) and the Company entered into as of or after the Closing, or which becomes effective as of or after the Closing, any and all of the Company’s rights in and to any Intellectual Property owned or otherwise controlled by Seller or any of its Affiliates (including the Seller Names and Marks) shall automatically terminate as of the Closing (it being understood that, (a) as of and following the Closing, Buyer shall, and shall cause its Affiliates (including the Company) to, cease and discontinue any and all use or other exploitation of such Intellectual Property (including the Seller Names and Marks) and remove all Seller Names and Marks from any and all materials (including marketing materials), assets, Products and Services of the Company and (b) promptly following the Closing, Buyer shall cause the Company to change its name to a name that does not include any of the Seller Names and Marks).

Section 9.15     Access.  Buyer will cause the Company, on and after the Closing Date, to permit Seller and its representatives reasonable access upon reasonable prior notice to Buyer and the Company to the Company’s properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter reasonably relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that such access shall occur solely during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of Buyer or its Affiliates, including the Company following the Closing.  Notwithstanding anything to the contrary herein, nothing in this Section 9.15 shall require Buyer, the Company or any of their respective Affiliates to (a) provide information or documents that are competitively sensitive, are not in such party’s possession or control or do not relate to the Company, (b) convert information or documents into a different format than the format in which such information or documents are held by such party or (c) provide access to (i) personnel records of any employee of Buyer or the Company relating to individual performance or evaluation records, medical histories or other information which, in such party’s good-faith opinion, is sensitive or the disclosure of which could subject any such party or any of their respective Affiliates to risk of liability or (ii) information the disclosure of which, in such party’s good faith opinion, (x) would conflict with confidentiality obligations to which such party or any of their respective Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided that, in the case of this clause (y), Buyer shall use commercially reasonable efforts to provide the requesting party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege.

Section 9.16     Excluded Assets.  Buyer acknowledges and agrees that, prior to the Closing, the Company may take the actions set forth on Section A of Schedule 9.16.  The assets described on Schedule 9.16 are the “Excluded Assets.”

Section 9.17     Refunds of Import and Export Duties.  Buyer agrees that any refunds with respect to import or export duties paid by the Company prior to the Closing (“Duty Refunds”) shall be for the account of Seller.  After the Closing, Buyer agrees to cause the Company to take such actions, as reasonably requested by Seller and at Seller’s sole cost and expense, in connection with obtaining any Duty Refunds.  Buyer shall forward to Seller any Duty Refunds or any Excluded Assets (or any payments in respect thereof), at Seller’s sole cost and expense, within ten (10) Business Days from receipt thereof by Buyer, the Company or any of their respective Affiliates.

Section 9.18     CapEx Escrow.  Subject to the terms of the Escrow Agreement, Buyer and Seller shall provide joint written instructions to the Escrow Agent to release funds from the CapEx Escrow Account to Buyer by wire transfer in immediately available funds to the account designated by Buyer upon Seller’s receipt from Buyer of one or more third-party invoices for any capital expenditure that supports maintaining the manufacturing of the Products by the Company at its manufacturing facility in Florence, South Carolina (any such capital expenditure, an “Eligible Expense”); provided that Buyer shall submit such invoices to Seller no more than once every three months.  Buyer agrees to use any funds disbursed to Buyer from the CapEx Escrow Amount pursuant to the preceding sentence solely for the purposes of paying the invoices with respect to which such funds were disbursed, unless Buyer or the Company has already paid such invoice.  Buyer and Seller agree that, subject to the terms of the Escrow Agreement, (x) Seller will have the right to periodically review Buyer’s use of funds from the CapEx Escrow Account to the extent reasonably necessary to review Buyer’s compliance with the terms of the preceding sentence and the Escrow Agreement and (y) to the extent that, after the second (2nd) anniversary of the Closing Date, there are any funds remaining in the CapEx

Escrow Account that are not subject to a payment obligation in respect of any Eligible Expense incurred on or prior to the second (2nd) anniversary of the Closing Date in respect of any pending capital expenditure invoice (the “CapEx Payment Balance”), pursuant to the terms of the Escrow Agreement, Buyer and Seller will provide joint written instructions to the Escrow Agent to pay the CapEx Payment Balance to Seller by wire transfer in immediately available funds to the account designated by Seller.

ARTICLE X

CONDITIONS TO CLOSING; TERMINATION

Section 10.1     Conditions Precedent to Obligations of Buyer.  The obligations of Buyer to consummate the Closing are subject to the fulfillment at or before the Closing of each of the following conditions, any one or more of which may be waived in whole or in part by Buyer:

(a)     Bringdown of the Company’s Representations and Warranties; Covenants.  Each of (i) the Company’s Fundamental Representations and the representation and warranty contained in Section 4.6(b) shall be true and correct in all respects, and (ii) the other representations and warranties of the Company contained in Article IV of this Agreement shall be true and correct in all respects (in each case disregarding all materiality or Material Adverse Effect or similar qualifications contained therein), in each case, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made as of the Closing Date (in each case of clauses (i) and (ii) except to the extent that any representation and warranty relates exclusively to an earlier date, in which case any such representation and warranty shall be so true and correct as of such earlier date), with only such exceptions, in the case of clause (ii), as would not have a Material Adverse Effect.  The Company shall have performed in all material respects all of the covenants and complied in all material respects with all of the provisions required by this Agreement to be performed or complied with by the Company before the Closing.  There shall be delivered to Buyer a certificate of an officer of the Company dated as of the Closing Date to the effect that the conditions specified in this Section 10.1(a) have been satisfied.

(b)     Bringdown of Seller’s Representations and Warranties; Covenants.  Each of (i) Seller’s Fundamental Representations shall be true and correct in all respects, and (ii) the other representations and warranties of Seller contained in Article VI of this Agreement shall be true and correct in all respects (in each case disregarding all materiality or similar qualifications contained therein), in each case, on and as of the Closing Date (in each case of clauses (i) and (ii) with the same force and effect as though such representations and warranties had been made as of the Closing Date, except to the extent that any representation and warranty relates exclusively to an earlier date, in which case any such representation and warranty shall be so true and correct as of such earlier date), with only such exceptions, in the case of clause (ii), as would not materially impair Seller’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.  Seller shall have performed in all material respects all of the covenants and complied in all material respects with all of the provisions required by this Agreement to be performed or complied with by Seller before the

Closing.  There shall be delivered to Buyer a certificate of Seller dated as of the Closing Date to the effect that the conditions specified in this Section 10.1(b) have been satisfied.

(c)     Consents; Orders; Proceedings.  No Order shall be in effect that restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement, and no Action or Proceeding commenced by the FDA that seeks to restrain or prohibit the consummation of the transactions contemplated by this Agreement shall be pending.

(d)     No Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date of this Agreement.

(e)     Delivery of Financial Statements.  Seller shall have delivered, or caused to be delivered, to Buyer the 2015 GAAP Bridge, the Unaudited Interim Financial Statements and the Interim GAAP Bridge.

Section 10.2     Conditions Precedent to Obligations of Seller.  The obligations of Seller to consummate the Closing are subject to the fulfillment at or before Closing of each of the following conditions, any one or more of which may be waived in whole or in part by Seller:

(a)     Bringdown of Representations and Warranties; Covenants.  Each of (i) Buyer’s Fundamental Representations shall be true and correct in all respects, and (ii) the other representations and warranties of Buyer contained in Article VII of this Agreement shall be true and correct in all respects (in each case disregarding all materiality or similar qualifications contained therein), in each case, on and as of the Closing Date (in each case of clauses (i) and (ii) except to the extent that any representation and warranty relates exclusively to an earlier date, in which case any such representation and warranty shall be so true and correct as of such earlier date), with only such exceptions, in the case of clause (ii), as would not materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.  Buyer shall have performed in all material respects all of the covenants and complied in all material respects with all of the provisions required by this Agreement to be performed or complied with by it before the Closing.  There shall be delivered to Seller a certificate of an executive officer of Buyer dated as of the Closing Date to the effect that the conditions specified in this Section 10.2(a) have been satisfied.

(b)     Consents; Orders; Proceedings.  No Order shall be in effect that restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement, and no Action or Proceeding commenced by the FDA that seeks to restrain or prohibit the consummation of the transactions contemplated by this Agreement shall be pending.

Section 10.3     Termination.

(a)     This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(i)     by the written consent of Buyer and Seller;

(ii)     by Buyer or Seller if:

(A)         the Closing has not occurred on or before February 28, 2017 (the “Termination Date”); and

(B)         the failure to consummate the Closing on or before the Termination Date did not result from a breach of this Agreement by such party prior to Closing; or

(iii)     by Buyer or Seller, if a Governmental Authority shall have issued a final, nonappealable Order which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 10.3(a)(iii) shall not be available to the party seeking termination if the issuance of such final, nonappealable Order resulted from the breach by such party of its obligations under this Agreement.

(b)     If this Agreement is terminated in a manner permitted by this Section 10.3, this Agreement will become void and of no further force and effect, and none of the parties will have any liability to the other in respect of such termination of this Agreement; provided, however, that nothing in this Section 10.3 shall relieve any party from liability it may have hereunder for a willful and knowing breach of this Agreement prior to such termination, and provided, further, that this Section 10.3(b), Section 9.3, Section 9.13 and Article XII shall survive the termination or expiration of this Agreement.

Section 10.4     Frustration of Closing Conditions.  No party may rely on the failure of any condition set forth in Section 10.1 or Section 10.2, as the case may be, to be satisfied if any such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.

ARTICLE XI

INDEMNIFICATION

Section 11.1     Indemnification Obligations of Seller.  From and after the Closing and subject to the limitations set forth in this Article XI, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Company), and their respective directors, officers, managers, partners, employees, representatives and agents (each, a “Buyer Indemnified Party”), at all times after the Closing Date against and in respect of all Losses suffered or incurred, without duplication, by any Buyer Indemnified Party resulting from, arising out of or in connection with:

(a)     any inaccuracy in or breach of any representation or warranty made by the Company or Seller in Article IV or Article VI hereof as of the date of this Agreement or as of the Closing as if such representation or warranty were made as of the Closing (except for such representations or warranties expressly made as of an earlier date, in which case, as of such earlier date);

(b)     any breach, noncompliance or non-performance of any agreement, obligation or covenant made by (i) the Company prior to Closing or (ii) Seller in this Agreement;

(c)     any Pre-Closing Taxes;

(d)     any Indebtedness of the Company as of immediately prior to the Closing (other than, for the avoidance of doubt, arrangements entered into by or on behalf of Buyer or any of its Affiliates);

(e)     any Seller’s Transaction Expenses to the extent not paid prior to the Closing;

(f)     any accounts payable of the Company incurred prior to the Closing to the extent (i) not paid prior to the Closing and (ii) not taken into account in the determination of the Purchase Price at the Closing pursuant to Section 2.2;

(g)     any Liabilities arising out of or related to the use or operation of any real property for the Business prior to the Closing, the operation of the Business prior to the Closing, any of the Products manufactured prior to the Closing or any Excluded Assets;

(h)     any Liabilities of Seller or its Affiliates (except as set forth in Section 9.4) to contribute to, make payments with respect to, provide benefits under, pay Taxes, penalties or other Liabilities to the extent related to or otherwise with respect to any Seller Benefit Plan;

(i)     any Liabilities relating to (i) any employees of Seller or its Affiliates that are not Transferred Employees arising prior to, on or following the Closing (including severance payments and obligations payable to each such individual), (ii) Transferred Employees arising prior to the Closing (except as otherwise set forth on Section 9.4) and (iii) any Seller Benefit Plan that is (A) a “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA or (B) a non-U.S. pension or defined benefit plan; and

(j)     any Liabilities to the extent arising from (i) a Release of Hazardous Substances, or the presence of Hazardous Substances in the air, soil, sediment, rock, ground surface, subsurface strata, water or groundwater, in each case, (A) at, on, in, under or from the Owned Real Property or the Leased Real Property, or any real property formerly owned, leased or operated by or for or relating to the Business, and (B) occurring or existing prior to the Closing (including, without limitation, (x) the offsite migration of any such Hazardous Substances and (y) any Environmental Claim for the Release, or presence of any such Hazardous Substances in the air, soil, sediment, rock, ground surface, subsurface strata, water or groundwater, at, on, in, under or from the Owned Real Property or the Leased Real Property by a third party (other than Buyer or its Affiliates), in each case prior to the Closing), or (ii) any transfer or disposition to an off-site location of Hazardous Substances from the Owned Real Property, the Leased Real Property, or the Business, in each case prior to the Closing, in the case of each of (i) and (ii) with respect to which Remedial Action is required by any Governmental Authority pursuant to Environmental Law (including as a result of any Third Party Proceeding) or is required to comply with Environmental Laws, in each case, other than Liabilities in respect of (A) actual or alleged human exposure to any such Hazardous Substance or (B) requirements of Environmental Law or Governmental Authorities pursuant to Environmental Law applicable to operational (and not relating to contamination) permitting or compliance matters;

provided that, for the avoidance of doubt, the parties hereto acknowledge and agree that the matters and Liabilities set forth in clauses (b) through (i) above shall not include any Environmental Claims or any Liabilities arising under or relating to Environmental Laws or relating to Hazardous Substances, the exclusive remedy for which, subject to the limitations set forth herein (including Section 11.4), is provided under Section 11.1(a) (with respect to a breach of the representations in Section 4.19) and Section 11.1(j).

Section 11.2     Indemnification Obligations of Buyer.  From and after the Closing and subject to the limitations set forth in this Article XI, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective directors, officers, managers, partners, employees, representatives and agents (each, a “Seller Indemnified Party”) at all times after the Closing Date against and in respect of all Losses suffered or incurred, without duplication, by any Seller Indemnified Party resulting from, arising out of or in connection with:

(a)     any inaccuracy in or breach of any representation or warranty made by Buyer in Article VII hereof as of the date of this Agreement or as of the Closing as if such representation or warranty were made as of the Closing (except for such representations or warranties expressly made as of an earlier date, in which case, as of such earlier date);

(b)     any breach, noncompliance or non-performance of any agreement, obligation or covenant made by (i) the Company, which by its terms contemplates performance at a time following the Closing, or (ii) Buyer in this Agreement;

(c)     any Liabilities arising out of or related to the use or operation of any real property for the business of the Company at or after the Closing, the operation of the business of the Company at or after the Closing (including any accounts payable incurred at or after the Closing) or any of the Products manufactured at or after the Closing (excluding any Products sold to Seller or any of its Affiliates, subject to any other indemnification agreements entered into in connection therewith);

(d)     any Liabilities of Buyer or its Affiliates to contribute to, make payments with respect to, provide benefits under, pay Taxes, penalties or other Liabilities to the extent related to or otherwise with respect to any Assumed Benefit Plan, in each case incurred or accruing at or after the Closing;

(e)     any Liabilities relating to Transferred Employees arising at or after the Closing (other than any Seller’s Transaction Expense); and

(f)     any Liabilities to the extent arising from (i) a Release of Hazardous Substances at, on, in, under or from the Owned Real Property, the Leased Real Property, or any real property owned, leased or operated by or for or relating to the Business after the Closing, occurring at or after the Closing, except for any such Release arising from the presence of Hazardous Substances in the air, soil, sediment, rock, ground surface, subsurface strata, water or groundwater at, on, in, under or from the Owned Real Property, the Leased Real Property, or otherwise relating to the Business with respect to the generation or disposition of Hazardous Substances prior to the Closing (other than to the extent caused by Buyer or its Affiliates), or (ii)

any transfer or disposition to an off-site location of Hazardous Substances from the Owned Real Property, the Leased Real Property, or the Business, in each case at or after the Closing, in the case of each of (i) and (ii) with respect to which Remedial Action is required by an applicable Governmental Authority pursuant to Environmental Law (including as a result of any Third Party Proceeding) or is required to comply with Environmental Laws, in each case, other than Liabilities in respect of (A) actual or alleged human exposure to any such Hazardous Substance or (B) requirements of Environmental Law or Governmental Authorities pursuant to Environmental Law applicable to operational (and not relating to contamination) permitting or compliance matters.

Section 11.3     Procedures.

(a)     An Indemnified Party seeking indemnification under Sections 11.1 or 11.2 shall give prompt written notice to Seller, in the case of claims made by a Buyer Indemnified Party, or to Buyer, in the case of claims made by a Seller Indemnified Party, of the assertion of any claim that does not involve an Action or Proceeding brought by a third party (a “Third Party Proceeding”).  The notice shall describe in reasonable detail the nature of the claim, contain an estimate of the amount of Losses attributable to the claim to the extent feasible and state the basis of the request for indemnification under this Agreement.

(b)     If an Indemnified Party receives notice of a Third Party Proceeding for which the Indemnified Party may assert an indemnification claim under Sections 11.1 or 11.2 against the Indemnifying Party, then the Indemnified Party shall give notice of such proceeding to Seller or Buyer, as applicable, as soon as practicable after the time that such Indemnified Party receives written notice of such claim.  The Indemnifying Party may assume the defense of any such Third Party Proceeding by notice to the Indemnified Party no later than fifteen (15) Business Days after receipt of notice from the Indemnified Party pursuant to the preceding sentence.  Any failure by either party to give the requisite notice within the time specified in this Section 11.3(b) will not relieve the Indemnifying Party of the obligation to indemnify the Indemnified Party or the obligation of the Indemnified Party to allow the Indemnifying Party to defend pursuant to this Section 11.3(b) except to the extent that the defense of any Third Party Proceeding is materially prejudiced by the delay.

(c)     If the Indemnifying Party assumes the defense of a Third Party Proceeding pursuant to Section 11.3(b), then the Indemnifying Party may defend and conduct any proceedings or negotiations in connection with the Third Party Proceeding, take all other required steps or proceedings to settle or defend any Third Party Proceeding, and employ counsel of its choice reasonably satisfactory to the Indemnified Party to contest such Third Party Proceeding in the name of the Indemnified Party or otherwise; provided, however, that in no event shall the Indemnifying Party settle, or agree to any other resolution of, any Third Party Proceeding without the Indemnified Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, if such settlement or other resolution is binding on the Indemnified Party, unless the settlement or other resolution results in no finding or admission of violation of any Legal Requirements or any violation of the rights of any Person and the only relief provided is monetary damages by the Indemnifying Party.

(d)     If the Indemnifying Party does not assume the defense of (having been given a proper opportunity to do so), or if after so assuming the Indemnifying Party fails to vigorously defend, any Third Party Proceeding, then the Indemnified Party may defend against such Third Party Proceeding in a manner it deems reasonably appropriate; provided, however, that in no event shall the Indemnified Party settle, or agree to any other resolution of, any Third Party Proceeding without the Indemnifying Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(e)     The Indemnified Party shall have the right to participate in the defense of any Third Party Proceeding related to any indemnified Losses where the defense has been and continues to be assumed by the Indemnifying Party, at the Indemnified Party’s sole cost and expense, and the costs and expenses of that participation shall not be Losses subject to indemnification.

(f)     Each party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third Party Proceeding and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided that all such costs and expenses incurred in respect thereof shall constitute Losses subject to indemnification in accordance with the terms, conditions and limitations of this Article XI.

(g)     Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Proceedings shall be governed exclusively by Section 9.1(h) (and not this Section 11.3).

Section 11.4     Environmental Procedures.

(a)     Notwithstanding anything herein to the contrary, Seller shall not be liable under this Agreement for any Losses relating to (x) breaches of Section 4.19 or (y) the matters described in Section 11.1(j) ((x) and (y) collectively, “Environmental Indemnification Matters”) to the extent such Losses arise out of any sampling, testing or other invasive or subsurface investigation of the air, soil, sediment, rock, ground surface, subsurface strata, water or groundwater, or any disclosure or report relating to any Environmental Indemnification Matter to any Governmental Authority or other third party, unless Seller provides its prior written consent to such action or unless such sampling, testing, investigation, disclosure or report is (i) required pursuant to any applicable Environmental Law, (ii) necessary to defend against any Third Party Proceeding brought against any Buyer Indemnified Party, (iii) commercially reasonable for the renovation, construction, expansion or development of the Owned Real Property, Leased Real Property or any improvements thereon, which renovation, construction, expansion or development is conducted for a legitimate business purpose (and not for the purpose of accelerating obligations under Section 11.1(a) or Section 11.1(j)), provided that such renovation, construction, expansion or development is consistent with Buyer’s efforts to develop the use of the Owned Real Property or Leased Real Property as a contract development and manufacturing site in the pharmaceutical and biopharmaceutical or biotechnology industry, or (iv) necessary to respond to an imminent and material threat to human health or the environment related to an actual or threatened Release into the environment of, or exposure to, any Hazardous

Substance.

(b)     If any such sampling, testing or investigation permitted by Section 11.4(a)(A) through Section 11.4(a)(D) identifies Hazardous Substances at either the Owned Real Property or Leased Real Property that triggers any requirements under Environmental Law to take Remedial Action (including any reporting or other obligations under applicable Remediation Standards), or if the Company or Buyer is otherwise required to take such action under Environmental Law, then the results of such sampling, testing or investigation may be voluntarily reported to the applicable Governmental Authority with jurisdiction over such environmental matter; provided that (i) Buyer shall inform Seller of its intention to so report as reasonably promptly as possible and shall provide to Seller a copy of the documents to be provided to the Governmental Authority (including other material and relevant sampling, testing and investigation reports), and (ii) Seller shall have a right to comment on such documentation, and Buyer shall reasonably consider and reasonably reflect Seller’s comments with respect thereto.

(c)     Seller’s obligations for any Environmental Indemnification Matter shall satisfy all applicable requirements of any Governmental Authority with jurisdiction over such Environmental Indemnification Matter and under applicable Environmental Law so long as such requirements are consistent with the Business and use of the property as of the Closing (or otherwise consistent with the operations of a contract development and manufacturing site in the pharmaceutical, biopharmaceutical or biotechnology industry), including, with regard to Remedial Actions, the receipt of a “covenant not to sue,” “no further action” or similar written approval confirming closure of any such Remedial Action from any Governmental Authority having jurisdiction over the completion of any such Remedial Action (any such document, a “Closure Document”) or, if such Closure Document is not available from such Governmental Authority, a reasonably mutually agreeable written closure or similar report from the environmental consultant or engineer conducting and completing such Remedial Action, confirming that such Closure Document is not possible or required and that no further action with regard to such Remedial Action is required (any such document, a “Consultant Closure”).  The issuance of a Closure Document by a Governmental Authority or the issuance of a Consultant Closure shall constitute the completion of Seller’s obligations for such Environmental Indemnification Matter, unless and to the extent such Closure Document or Consultant Closure is voided or the subject of such Closure Document or Consultant Closure is otherwise reopened by such Governmental Authority.

(d)     As between Seller and any Buyer Indemnified Party, Seller shall have the right at its option to control any Environmental Indemnification Matter that is subject to indemnification under this Agreement, including the disclosure, investigation, negotiation, performance, remediation, monitoring, settlement and resolution of such matter; provided, however, that the provisions of Section 11.3 shall control any Third Party Proceeding relating to any Environmental Indemnification Matter.  With respect to any Environmental Indemnification Matter, the controlling party shall (i) keep the other party reasonably informed and shall, and shall cause their Affiliates to, cooperate with the other party and its representatives, provide to the other party and its representatives reasonable access to relevant properties, facilities, information and documents and reasonably promptly provide to the other party and its representatives copies of all relevant communications received from or delivered to any other

Person and (ii) not unreasonably interfere with the continuing use, renovation, construction, expansion or development of such relevant property by Buyer or its Affiliates, so long as such use, renovation, construction, expansion or development is consistent with the operations of a contract development and manufacturing site in the pharmaceutical and biopharmaceutical or biotechnology industry.

Section 11.5     Time Periods for Assertion of Select Claims.

(a)     The Company’s Fundamental Representations, Seller’s Fundamental Representations and Buyer’s Fundamental Representations shall terminate and expire on the date that is six (6) years after the Closing Date.  The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein (other than Section 8.3, which shall survive until the date that is twenty-four (24) months after the Closing Date), except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.

(b)     The representations and warranties of the Company and Seller contained in Article IV and Article VI, respectively, except for the Company’s Fundamental Representations, Seller’s Fundamental Representations and such representations and warranties as are contained in Sections 4.7(e) and 4.19, shall terminate and expire on the date that is twenty-four (24) months after the Closing Date, and any claim for indemnification under Section 11.1(a) with respect to the breach of any such representations and warranties shall be asserted in writing pursuant to Section 11.3 on or before such date, and if not shall be barred.

(c)     The representations and warranties of the Company contained in Section 4.7(e) shall terminate and expire on the date that is the thirtieth (30th) day following expiration of the applicable statute of limitations with respect to the subject matter of such representation or warranty, and any claim for indemnification under Section 11.1(a) with respect to the breach of any such representations and warranties shall be asserted in writing pursuant to Section 11.3 on or before such date, and if not shall be barred.

(d)     The representations and warranties of the Company contained in Section 4.19 shall terminate and expire on the date that is six (6) years after the Closing Date, and any claim for indemnification under Section 11.1(a) with respect to the breach of any such representations and warranties shall be asserted in writing pursuant to Section 11.3 on or before such date, and if not shall be barred.

(e)     The representations and warranties of Buyer contained in Article VII, except for Buyer’s Fundamental Representations, shall terminate and expire on the date that is twenty-four (24) months after the Closing Date, and any claim for indemnification under Section 11.2(a) with respect to the breach of any such representations and warranties shall be asserted in writing pursuant to Section 11.3 on or before such date, and if not shall be barred.

(f)     The indemnification obligations set forth in Section 11.1(d) through Section 11.1(j) shall terminate and expire on the date that is six (6) years after the Closing Date, and any such claim for indemnification under Section 11.1(d) through Section

11.1(j) shall be asserted in writing pursuant to Section 11.3 on or before such date, and if not shall be barred.

(g)     The indemnification obligation set forth in Section 11.1(c) shall terminate and expire on the date of the expiration of the applicable statute of limitations, and any such claim for indemnification under Section 11.1(c) shall be asserted in writing pursuant to Section 9.1(h) on or before such date, and if not shall be barred.

(h)     Notwithstanding the foregoing, any representation or warranty, covenant or agreement that would otherwise terminate in accordance with the preceding subsection of this Section 11.5 will continue to survive with respect to any claim if Buyer or Seller, as the case may be, notifies the Indemnifying Party of a claim in accordance with Section 11.3 prior to the applicable expiration date, until the claim has been satisfied or otherwise resolved.

Section 11.6     Limits on Indemnification.

(a)     No claim may be asserted against Seller or Buyer for breach of any representation or warranty, covenant or agreement contained herein, or for indemnification pursuant to Sections 11.1 or 11.2, unless written notice of such claim pursuant to Section 11.3 is received by such party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, on or prior to the date on which the representation or warranty, covenant or agreement or right to indemnification on which such claim is based ceases to survive as set forth in Section 11.5, and any claim brought after such date shall be barred.

(b)     Notwithstanding anything to the contrary contained in this Agreement:

(i)     other than with respect to claims for indemnification based on, with respect to or by reason of any inaccuracy or breach of any of the Company’s Fundamental Representations, Seller’s Fundamental Representations, Buyer’s Fundamental Representations or any of the representations or warranties set forth in Section 4.7(e), the maximum aggregate amount of indemnifiable Losses that may be recovered under this Agreement from Seller by Buyer (including any other Buyer Indemnified Party) with respect to any breach of any representation or warranty described  in Section 11.1(a), or from Buyer by Seller (including any other Seller Indemnified Party) with respect to any breach of any representation or warranty described in Section 11.2(a), shall be one million Dollars ($1,000,000)  (the “Indemnification Cap”);

(ii)     other than with respect to claims for indemnification based on, with respect to or by reason of any inaccuracy or breach of any of the Company’s Fundamental Representations, Seller’s Fundamental Representations, Buyer’s Fundamental Representations or any of the representations or warranties set forth in Section 4.7(e), Seller shall not be liable to Buyer (or any other Buyer Indemnified Party) with respect to any breach of any representation or warranty described in Section 11.1(a), nor Buyer to Seller (or any other Seller Indemnified Party) with respect to any breach of any representation or warranty described in Section 11.2(a), for any claim for indemnification unless and until the aggregate amount of indemnifiable Losses that may be recovered from such party for such breach and any other breach arising from substantially similar occurrences, events or sets of facts exceed fifty thousand Dollars ($50,000) (the “De Minimis Amount”), provided, that if the aggregate amount of indemnifiable Losses for such claim is greater than or equal to the De Minimis Amount then the entire amount of such Losses in respect of such claim will be eligible for indemnity pursuant to and subject to the terms and conditions of this Article XI;

(iii)     (A) other than with respect to claims for indemnification based on, with respect to or by reason of any inaccuracy or breach of any of the Company’s Fundamental Representations, Seller’s Fundamental Representations, Buyer’s Fundamental Representations or any of the representations or warranties set forth in Section 4.7(e), Seller shall not be liable to Buyer (or any other Buyer Indemnified Party) with respect to any breach of any representation or warranty described in Section 11.1(a), nor Buyer to Seller (or any other Seller Indemnified Party) with respect to any breach of any representation or warranty described in Section 11.2(a), for any claim for indemnification unless and until the aggregate amount of indemnifiable Losses that may be recovered from such party in respect of all such claims, excluding any Losses in respect of claims which did not meet the De Minimis Amount, exceeds two hundred and fifty thousand Dollars ($250,000) (the “Basket Amount”), in which case such party shall be liable only for the Losses in excess of the Basket Amount; and (B) Seller shall not be liable to Buyer (or any other Buyer Indemnified Party) with respect to any breach of any representation or warranty described in the first sentence of Section 4.8(c) or in the last sentence of Section 4.9, for any claim for indemnification unless and until the aggregate amount of indemnifiable Losses that may be recovered from such party for all such breaches, excluding any Losses in respect of claims which did not meet the De Minimis Amount, exceeds two hundred and fifty thousand Dollars ($250,000) (the “Assets Basket Amount”), in which case Seller shall be liable only for the Losses for such breaches in excess of the Assets Basket Amount to the extent in excess of the Basket Amount;

(iv)     the maximum aggregate amount of indemnifiable Losses that may be recovered under this Agreement from Seller by Buyer (including any other Buyer Indemnified Party) with respect to Environmental Indemnification Matters shall be six million Dollars ($6,000,000); and

(v)     the maximum aggregate amount of indemnifiable Losses that may be recovered under this Agreement from Seller by Buyer (including any other Buyer Indemnified Party) with respect to Section 11.1(a) (other than with respect to claims for indemnification based on, with respect to or by reason of any inaccuracy or breach of any of the Company’s Fundamental Representations, Seller’s Fundamental Representations or any of the

representations or warranties set forth in Section 4.7(e)) and Section 11.1(b) shall be the Purchase Price.

(c)     The parties hereby acknowledge and agree that for purposes of this Article XI, qualifications as to materiality or Material Adverse Effect (or any similar qualification) in any representation or warranty set forth herein (except for any representation or warranty set forth in Section 4.5 or Section 4.6(b) or any Specified Qualifier) shall be ignored for the purposes of determining whether a breach of a representation or warranty has occurred and the applicable amount of Losses in respect of such breached representation or warranty.

(d)     Notwithstanding the foregoing, the amount of any indemnifiable Losses payable by the Indemnifying Party shall be reduced, without duplication, by (i) amounts actually recovered, if any, under applicable insurance policies or any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim (in each case minus any reasonable out of pocket cost or expense of recovery or increased premiums) and (ii) any Tax benefits actually realized by the Indemnified Party or any of its Affiliates in the year of payment indemnifying for such Loss or arising in connection with the accrual, incurrence or payment of any Loss.  Each Indemnified Party shall use commercially reasonable efforts to seek or continue to pursue recovery under any insurance policy, or from any Person responsible for such Loss, with respect to any amount of Loss.  If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, or resolves a Loss for less than the amount claimed in respect of such Loss, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, or the amount received in excess of the applicable Loss, as applicable, in each case, net of any expenses incurred by such Indemnified Party in collecting such amount.

(e)     Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would reasonably be expected to, or does, give rise thereto.  The Indemnified Party shall not be entitled to recover more than once in respect of the same Losses suffered.

(f)     For the avoidance of doubt, Losses arising from breaches of the Company’s Fundamental Representations, Seller’s Fundamental Representations, Buyer’s Fundamental Representations and the representations and warranties set forth in Section 4.7(e), and any Losses incurred by any Buyer Indemnified Party pursuant to Section 11.1(b) through Section 11.1(i) and any Losses incurred by any Seller Indemnified Party pursuant to Section 9.4(i) or Sections 11.2(b) through 11.2(f), shall not be subject to the Indemnification Cap, the De Minimis Amount or the Basket Amount.  The limitations of liability set forth in this Section 11.6 shall not apply in the event of any liability of Seller to indemnify Buyer Indemnified Parties pursuant to Section 11.1 arising from any Fraud in respect of the representations contained in Article IV or Article VI on the part of Seller or the Company, or in the event of any liability of Buyer to indemnify Seller Indemnified Parties pursuant to Section 11.2 arising from any Fraud in respect of the representations contained in Article VII on the part of Buyer.

Section 11.7     Consequential Damages.  In no event shall any party be liable for punitive, consequential, special, lost profits, loss of business, business reputation or opportunity, diminution of value or similar damages under or in connection with this Agreement or the transactions contemplated hereby, regardless of whether a claim is based on contract, tort, strict liability or any other legal or equitable principle, and each party releases the other party from liability for any such damages, except to the extent the Indemnified Party is liable for such types of damages to any third party (including any Governmental Authority but excluding any Affiliate of a party to this Agreement) in respect of a Third Party Proceeding (pursuant to a final, non-appealable order or judgment of a court of competent jurisdiction).  Except in the case of Fraud with respect to the representations contained in Article IV or Article VI on the part of Seller or the Company or with respect to the representations contained in Article VII on the part of Buyer, no party shall be entitled to rescission of this Agreement as a result of breach of a party’s representations, warranties, covenants or agreements, or for any other matter.

Section 11.8     Manner of Payment.  Any indemnification payment to be made by Seller pursuant to Sections 11.1(d) through 11.1(f) of this Agreement shall be effected by wire transfer of immediately available funds from Seller to the account designated by Buyer, within seven (7) Business Days after Buyer has provided the notice required by Section 11.3(a) along with reasonable supporting documentation with respect to such claim, as and when incurred; provided that Seller shall not be required to make any such payment to the extent that Seller disputes in good faith all or any portion of the indemnification payment set forth in such notice until such dispute has been resolved by (a) a final, non-appealable order or judgment of a court of competent jurisdiction or (b) a written agreement between Buyer and Seller.  Any indemnification payment to be made by Buyer or Seller pursuant to Sections 11.1(a) through 11.1(c), Sections 11.1(g) through 11.1(j) or Section 11.2 of this Agreement shall be effected by wire transfer of immediately available funds from Buyer or Seller, as applicable, to the account designated by Seller or by Buyer, as applicable, within five (5) Business Days after such Losses have been determined by (a) a final, non-appealable order or judgment of a court of competent jurisdiction or (b) a written agreement between Buyer and Seller.  If Buyer and Seller have not been able to reach an agreement as to payment of any Losses or portions thereof requested in accordance with either of the first two sentences of this Section 11.8 within the forty-five (45) day period commencing upon the delivery of the notice required by Section 11.3, then the Buyer or Seller may submit any unresolved Losses described in such notice to a Chosen Court in accordance with the terms hereof.

Section 11.9     Exclusive Remedies.  Except in the case of any Fraud with respect to the representations contained in Article IV, Article VI or Article VII and except for Section 12.8, from and after the Closing the indemnities set forth in Section 9.4(i) and this Article XI shall be the only remedies available to any Indemnified Party with respect to this Agreement.  If the Closing takes place, no party shall be entitled to assert against another party any claim for damages, indemnification or otherwise relating to the transactions under this Agreement, except (i) in the case of any Fraud with respect to the representations contained in Article IV, Article VI or Article VII and (ii) pursuant and subject to the provisions of this Article XI and only to the extent such claim is based upon an indemnification obligation under this Article XI.

ARTICLE XII

MISCELLANEOUS

Section 12.1     Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Subject to Section 12.3, any such notice, request, demand, claim or other communication hereunder shall be deemed duly given or made upon receipt when it shall be delivered by hand, certified or registered mail, electronic mail (with written confirmation of receipt) or facsimile (with written confirmation of receipt) to the party to which it is addressed at such party’s address specified below, or at such other address as such party shall have designated by notice in accordance with this Section 12.1 to the party giving such notice or making such request:

if to Seller or, prior to the Closing, the Company, to:

Roche Holdings, Inc.
1 DNA Way
South San Francisco, California 94080
Attention:  General Counsel
Fax:  (650) 225-6000

with a required copy (which shall not constitute notice) to:

F. Hoffmann-La Roche Ltd
Group Legal Department
Grenzacherstrasse 124
CH-4070 Basel, Switzerland
Attention:  Dr. Beat Kraehenmann
Fax:  +41 61 688 13 96

and

Davis Polk & Wardwell LLP
Attn:  Brian Wolfe
Telephone:  (212) 450-4140
Facsimile:  (212) 701-5140
Email:  brian.wolfe@davispolk.com

if to the Company (following the Closing), to:

DPI Newco LLC
111 Speen St., Suite 550
Framingham, MA 01701
Attn:  Eric Sherbet, General Counsel
Telephone:  (508) 620-8518
Facsimile:  (908) 619-4192
Email:  Eric.Sherbet@Patheon.com

with a required copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, DE 19801
Attn:  Robert B. Pincus, Esq.
Telephone: (302) 651-3090
Facsimile:  (302) 434-3090
Email:  Bob.Pincus@skadden.com

if to Parent or Buyer, to:

DPI Newco LLC
111 Speen St., Suite 550
Framingham, MA 01701
Attn:  Eric Sherbet, General Counsel
Telephone:  (508) 620-8518
Facsimile:  (908) 619-4192
Email:  Eric.Sherbet@Patheon.com

with a required copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, DE 19801
Attn:  Robert B. Pincus, Esq.
Telephone: (302) 651-3090
Facsimile:  (302) 434-3090
Email:  Bob.Pincus@skadden.com

Section 12.2     Successors; Assignment.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof nor any of the documents executed in connection herewith may be assigned by any party without the consent of the other party, which consent may be granted or withheld in the discretion of such other party; provided, however, that after the Closing Buyer may assign its rights, but not its obligations and liabilities under the Transaction Documents to one or more of its Affiliates; and provided, further, that such assignment shall not relieve Buyer from its obligations and liabilities hereunder.  Nothing contained herein, express or implied, is intended to confer upon any Person other than the parties any rights or remedies under or by reason of this Agreement.

Section 12.3     Governing Law; Jurisdiction.

(a)     This Agreement and any claims arising out of this Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

(b)     JURISDICTION AND VENUE IN ANY SUIT, ACTION OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF ANY PROVISION SPECIFIED IN THIS AGREEMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SEEKING EQUITABLE RELIEF), SHALL PROPERLY AND EXCLUSIVELY LIE IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (THE “COURT OF CHANCERY”) OR, TO THE EXTENT THE COURT OF CHANCERY DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE APPELLATE COURTS HAVING JURISDICTION OF APPEALS IN SUCH COURTS (THE “DELAWARE FEDERAL COURT”) OR, TO THE EXTENT NEITHER THE COURT OF CHANCERY NOR THE DELAWARE FEDERAL COURT HAS SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE (COLLECTIVELY, THE “CHOSEN COURTS”).  BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE CHOSEN COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH SUIT, ACTION OR PROCEEDING.  THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN EACH OF THE CHOSEN COURTS, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH CHOSEN COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION OR PROCEEDING.  DELIVERY OF ANY PROCESS REQUIRED BY ANY SUCH CHOSEN COURT IN ACCORDANCE WITH Section 12.1 SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST EACH PARTY, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

(c)     EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION, SUIT OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT, OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.  EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 12.4     Amendment and Waiver.  To be effective, any amendment or waiver under this Agreement must be in writing and be signed by the party against whom enforcement of the same is sought.  Neither the failure of any party to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance.

Section 12.5     Entire Agreement.  The Transaction Documents and the Confidentiality Agreement constitute the full understanding of the parties relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist among the parties with respect thereto.

Section 12.6     Third-Party Beneficiaries.  No Person not a party to this Agreement shall have rights under this Agreement as a third party beneficiary or otherwise; provided, however, that Section 9.5 is intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons.

Section 12.7     Disclosure Letter.  Notwithstanding anything to the contrary contained in the Disclosure Letter or in this Agreement, the information and disclosures contained in any Schedule shall be deemed to be disclosed and incorporated by reference in each other Schedule to which such information and disclosures are reasonably apparent on its face and would put a reasonable Person on notice of the applicability of such fact or matter to such other Schedule and the representations and warranties set forth in this Agreement to which such other Schedule relates; provided, however, that notwithstanding the information and disclosures contained in Schedule 4.7 or deemed to be disclosed in such Schedule 4.7 pursuant to this Section 12.7, Seller shall be responsible for any and all Losses pursuant to Section 11.1(c) in the same manner as if such information or disclosures had not been included on the Schedules.

Section 12.8     Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the provisions of this Agreement (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy at law or equity, exclusively in the Chosen Courts.  The parties hereto agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by Seller, on the one hand, and to prevent or restrain breaches of this Agreement by Buyer, on the other hand, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement.

Section 12.9     Severability.  If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had not been included herein.

Section 12.10     Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed to constitute an original of the same Agreement, and all of which together shall constitute one single Agreement, which shall be effective upon the execution hereof by both parties.  A complete set of counterparts shall be made available to each party.

Section 12.11     Joint Drafting.  The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

Section 12.12     Facsimile/Electronic Transmission.  This Agreement may be executed by facsimile signature or by scanned electronic image files attached to email and any such facsimile signature or electronic image file shall constitute an original for all purposes.

Section 12.13     Expenses.  Buyer and Seller agree that all costs, fees, charges and expenses assessed by the Escrow Agent to maintain the Severance Escrow Account and the CapEx Account as required hereunder, and any and all penalties, obligations and liabilities associated therewith or arising therefrom, shall be paid 50% by Buyer and 50% by Seller. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated herein, including all fees and expenses of its lawyers, consultants and other agents.

Section 12.14     Parent Guarantee.

(a)     Parent irrevocably and unconditionally guarantees to Seller the due and punctual payment and performance of the obligations of Buyer hereunder (the “Guaranteed Obligations”).  If, for any reason whatsoever, Buyer fails or is unable to duly, punctually and fully pay or perform any of the Guaranteed Obligations, Parent will forthwith pay or perform, or cause to be paid or performed, such Guaranteed Obligations.  Parent hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Buyer, any right to require the prior disposition of the assets of Buyer to meet its obligations, notice, protest and all demands whatsoever.  This is a guarantee of payment and performance and not solely collectability, and is in no way conditioned or contingent upon any attempts to collect or upon any other condition or contingency.  Notwithstanding anything to the contrary set forth in this Section 12.14, (i) to the extent that the Buyer is relieved from the Guaranteed Obligations by satisfaction thereof or pursuant to any mutual written agreement between Buyer and Seller, Parent shall be similarly relieved of such Guaranteed Obligations and (ii) Parent shall be permitted to assert any defenses to the exercise of the guaranty in this Section 12.14 by Seller available to Buyer in accordance with the terms and conditions of the Agreement in connection with the Guaranteed Obligations (for the avoidance of doubt, except for any defense arising by operation of any bankruptcy, insolvency, disability, dissolution, receivership, reorganization or similar law or by reason of lack of limited partnership, corporate or other power of Buyer, lack of capacity, lack of authority or any other disability to the enforceability or validity of, or defense based on the unenforceability or invalidity of, the obligations against Buyer, or other defenses expressly waived hereby or thereby).

(b)     Parent is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Parent has full corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by Parent and is a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Legal Requirements of general application relating to or affecting creditors’ rights and to general principles of equity.  None of the execution and delivery by Parent of this Agreement, and the compliance with or fulfillment of the terms, conditions or provisions hereof by Parent will (i) conflict with or violate any provision of the Governing Documents of Parent; (ii) conflict with, breach, constitute a default (with or without the lapse of time, the giving of notice or both) or an event of default under any of the terms of, result in the termination of or gives rise to a right of termination, cancellation, loss of rights under, modification of any provisions of, increase in any payments or obligations pursuant to or accelerate the maturity of or creates any Encumbrance (other than any Permitted Encumbrance) on any asset or property of Parent under, any lease, License, indenture, mortgage or any other Contract to which Parent is a party or by which any of its assets may be bound or affected; or (iii) violate any Legal Requirement to which Parent is subject or by which any of its assets may be bound or affected with such exceptions, in the case of each of clauses (ii) and (iii), as would not materially impair Parent’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated hereby.

(c)     Parent shall not transfer or assign, in whole or in part, any of its obligations under this Section 12.14.

(d)     For the avoidance of doubt, Section 12.3 shall apply to this Section 12.14.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

THE COMPANY:
ROCHE CAROLINA INC.

By:	/s/ Phil Adamson
President and Site Head

[Signature Page to Stock Purchase Agreement]

SELLER:
ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Vice President

[Signature Page to Stock Purchase Agreement]

BUYER:
DPI NEWCO LLC

By:	/s/ Eric M. Sherbet
President & Secretary

PARENT, SOLELY FOR THE PURPOSES OF Article XII:

PATHEON HOLDINGS I, B.V.

By:	/s/ Eric M. Sherbet
Director

By:	/s/ J. Bradley Unsworth
Director

[Signature Page to Stock Purchase Agreement]